UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 7, 2022

PRIMAVERA CAPITAL ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-39915	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

41/F Gloucester Tower, 15 Queen’s Road Central Hong Kong	000000
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +852 3767 5100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	PV	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PV WS	The New York Stock Exchange
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	PV.U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On November 3, 2022, Lanvin Group and Primavera Capital Acquisition Corporation (“PCAC”) hosted an analyst day webcast in connection with their previously announced proposed business combination. On November 7, 2022, Lanvin Group and PCAC posted the investor presentation and webcast replay related to the aforementioned analyst day on their respective investor websites. The investor presentation and transcript of the recorded webcast are furnished as Exhibit 99.1 and Exhibit 99.2 hereto, respectively, and incorporated into this Item 7.01 by reference.

The information furnished under this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that section and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as otherwise expressly stated by specific reference in any such filing.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Lanvin Group, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed business combination with PCAC, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Lanvin Group and PCAC, which are all subject to change due to various factors. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination with PCAC; changes to the proposed structure of the business combination with PCAC that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination with PCAC and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination with PCAC or that the approval of the shareholders of PCAC or the Lanvin Group is not obtained; the risk that the business combination with PCAC disrupts current plans and operations of PCAC or the Lanvin Group as a result of the announcement and consummation of the business combination with PCAC; the ability of the Lanvin Group to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on The New York Stock Exchange following the business combination with PCAC; failure to realize the anticipated benefits of the business combination with PCAC; risk relating to the uncertainty of the projected financial information with respect to the Lanvin Group; the amount of redemption requests made by PCAC’s shareholders and the amount of funds available in the PCAC trust account; general economic conditions and other factors affecting the Lanvin Group’s business; Lanvin Group’s ability to implement its business strategy; Lanvin Group’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Lanvin Group’s business, Lanvin Group’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Lanvin Group’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Lanvin Group’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Lanvin Group’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Lanvin Group’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LGHL’s Registration Statement on Form F-4, PCAC’s Annual Report on Form 10-K and other documents filed by LGHL or PCAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither PCAC nor Lanvin Group presently know, or that PCAC or Lanvin Group currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect PCAC’s and Lanvin Group’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or PCAC’s or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. PCAC and Lanvin Group anticipate that subsequent events and developments may cause their assessments to change. However, while LGHL, PCAC and Lanvin Group may elect to update these forward-looking statements at some point in the future, LGHL, PCAC and Lanvin Group specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Lanvin Group nor PCAC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing PCAC’s or Lanvin Group’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Lanvin Group and PCAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Lanvin Group, PCAC or any other entity.

Important Additional Information

This communication relates to a proposed business combination between Lanvin Group and PCAC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination with PCAC will be submitted to shareholders of PCAC for their consideration.

LGHL has filed a Registration Statement with the U.S. Securities and Exchange Commission (the “SEC”) which includes a preliminary proxy statement in relation to the vote by PCAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as a preliminary prospectus with respect to LGHL’s securities to be issued in connection with the proposed business combination. PCAC and LGHL also will file other documents regarding the proposed business combination with the SEC.

The Registration Statement has been declared effective by the SEC and PCAC will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that PCAC will send to its shareholders in connection with the business combination. PCAC’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, in connection with PCAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about PCAC, LGHL, Lanvin Group and the proposed business combination with PCAC. Shareholders and investors may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by PCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to PCAC.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

PCAC, LGHL and Lanvin Group and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from PCAC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PCAC’s shareholders in connection with the proposed transactions are set forth in PCAC’s proxy statement/prospectus, which is filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Analyst Day Investor Presentation, dated November 3, 2022

99.2	Transcript of Analyst Day Webcast, dated as of November 3, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 7, 2022

Primavera Capital Acquisition Corporation

By:	/s/ Tong Chen
Tong Chen
Chief Executive Officer and Chief Financial Officer

Exhibit 99.1

ANALYST DAY PRESENTATION 3 November 2022

PRESENTERS Joann Cheng David Chan Shang Koo Max Chen Chairman & CEO, PCAC Chairman and CEO, Executive President and Chief Financial Officer, Partner, Primavera Lanvin Group Co-COO, Lanvin Group Lanvin Group Capital Group

TODAY’S AGENDA 01 OPENING REMARKS 02 BUSINESS OVERVIEW 03 Q&A (1) 04 FINANCIAL INFORMATION & TRANSACTION OVERVIEW 05 CLOSING REMARKS AND Q&A (2)

BUILDING THE NEW LUXURY

TABLE OF CONTENTS SECTION I PAGE 9 SECTION III PAGE 38 A UNIQUE GLOBAL FINANCIAL LUXURY PLATFORM INFORMATION SECTION IV PAGE 48 TRANSACTION OVERVIEW SECTION II PAGE 26 PORTFOLIO OF FIVE ICONIC BRANDS 5

FOSUN AN INNOVATION-DRIVEN CONSUMER GROUP

Founded in 1992, Fosun's mission is to provide high-quality products and services for families around the world in health, happiness, wealth and intelligent manufacturing segments.

Through continuous innovation, Fosun has achieved rapid development by capitalizing on high-growth sectors. It constantly fosters industry champions that go public with IPOs in different sectors of consumer, healthcare, etc.

FOSUN 复星	豫园股份 YUYUAN Inc.	FOSUN PHARMA 复星医药	FOLIDAY 复星旅文	LANVIN GROUP 复朗集团
HKEx LISTED	SSE LISTED	SSE & HKEx LISTED	HKEx LISTED	
	One of the earliest listed companies in China and leading landmarks of Shanghai	Global first-tier enterprise in pharmaceutical and healthcare market	A leading leisure tourism resorts group worldwide	A global luxury fashion group
NO. 46 2021 China Top 500 Private Firms	**~45M** Annual Visitors of Yu Garden Business District [1]	**NO. 7** China Top 100 Pharmaceutical Companies [2]	**65** Club Med Resorts [4]	**5** Heritage Brands
NO. 459 2021 Forbes Global 2000	**100,000 SQM** Business Property [1]	**~9,000** Retail Pharmacies of Sinopharm in China [2]	**~4.6M** Atlantis annual visitors [4]	**~1,200** POS Worldwide
€22.3B 2021 Revenue	**€8.6B** Brand Value [1]	**€16.6B** Market Cap (A-share) [3]	**6M+** VIP Memberships [4]	**+31% CAGR** 2021-2025 Revenue [5]
€111.6B 2021 Total Assets	**€7.1B** 2021 Revenue	**€5.4B** 2021 Revenue	**€1.3B** 2021 Revenue	**€333M** 2021 Pro Forma Revenue [5]

Forbes 2021 GLOBAL 2000 WORLD'S LARGEST PUBLIC COMPANIES

Source: Capital IQ and Company Filing.
Note: (1) Data as of 2019.
(2) Published by PRC Ministry of Industry and Information Technology in August 2021.
(3) Market capitalization as of March 18, 2022.
(4) Data as of 2020.
(5) Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi's contribution from January 1st 2021 to the acquisition date.

6

PRIMAVERA CAPITAL
LANVIN GROUP'S OPTIMAL PARTNER

PRIMAVERA CAPITAL AT A GLANCE

AUM (1)	MOC (2)
US$17B	3.7X

Investment Professionals(3)	Global LPs outside of China
~80	~95%

PRIMAVERA CAPITAL ACQUISITION CORPORATION LEADERSHIP

- Leading global investment firm with offices in Mainland China, Hong Kong, Singapore, and the U.S., founded by Dr. Fred Hu
- Lead investor in landmark transactions with top-notch returns
- Long-term track record in helping global companies to expand in Asia and China
- Deep operational and value creation capabilities centered on digitalization and localization
- Strong partnership with e-commerce and consumer market leaders in Asia such as Alibaba, ByteDance, and Yum! China as well as their ecosystems



DR. FRED HU
Founder

RENOWNED ECONOMIST AND INVESTOR

- Nearly 30 years of investment and leadership experience
- Instrumental in building Goldman Sachs' Asia Pacific franchise
- Key current board & other roles in public & private sectors



MAX CHEN
Chairman & CEO

OVER 15 YEARS OF INVESTEMNT EXPERIENCE

- Over 15 years of investment and capital raising experience
- Deep industry knowledge of the China consumer sector
- Extensive experience in implementing key operational changes to investee companies

Note: (1) AUM as of March 17, 2022.
(2) Gross multiple of capital for realized and partially realized USD investments as of June 30, 2021.
(3) Number of investment professionals as of April 12, 2022.

7

LANVIN GROUP BY THE NUMBERS

5

Heritage brands with more than 390 years of history combined

POS worldwide

~1200

80+

Country presence [4]

Retail stores [3]

~300

Vertically integrated production facilities

6

Employees globally

~3600

STRONG TOPLINE GROWTH FROM 2020 TO 2025 [1]



Projected Revenue € in millions
21-25 CAGR: +31%
€270
€333 (5)
€473
€615
€808
€989
2020PF
2021PF
2022E
2023E
2024E
2025E

+31% Revenue CAGR FY21-25

+43% Retail Revenue CAGR FY21-25

+40% E-Commerce Revenue CAGR FY21-25

200+ New Store Openings [3] Worldwide FY21-25

REVENUE GROWTH IN ASIA AND NORTH AMERICA MARKETS: THE DRIVING FORCE OF LANVIN GROUP PROSPERITY [2]



Projected Revenue by Region, %
North America
Greater China
Others
33%
14%
5%
2021PF
48%
EMEA
Greater China
14%
2021PF
86%
Others
Greater China
28%
2025E
72%
Others

+56% Greater China Revenue CAGR FY21-25

5x Revenue Growth in Greater China FY21-25

28% Greater China Sales Percentage in FY25

100+ New Store Openings [3] in Greater China FY21-25

Note: (1) 2020PF and 2021PF revenues are pro forma which include Sergio Rossi 12 months contribution and based on management accounts. 2022E - 2025E revenues include contributions from potential new investments.
(2) Revenue by region data includes the contributions from existing five brands in 2021 and 2025 and the contributions from potential new investments in 2025. Conversion based on EUR:USD exchange rate of 1.1195 for 2019, 1.1408 for 2020, 1.1967 for 2021 and 1.1603 for 2022 onward.
(3) Directly owned stores include retail, outlet and pop-up stores.
(4) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage.
(5) Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi's contribution from January 1st 2021 to the acquisition date.

8

A UNIQUE GLOBAL LUXURY PLATFORM Section I

A HIGHLY ATTRACTIVE AND RESILIENT 01 PERSONAL LUXURY GOODS MARKET … WITH CHINA BEING THE MAIN GROWTH DRIVER STABLE AND GROWING MARKET PROVEN RESILIENCE TO COVID GROWTH PROPELLED BY CHINA Global Personal Luxury Goods Market Size (€bn) RELATIVE TO OTHER CONSUMER Luxury Goods Spending Breakdown by Nationalities SUB-SECTORS of Customers (€bn) €380 Performance of Luxury Personal Goods vs Other Luxury Segments (Market Size Rebound % Index from 2018) €283 €380 €310 30% €281 €283 20% €244 10% 55% €220 0% RoW 2018 2019 2020 2021E 2022E 2023E 2024E 2025E 77% -10% €150 -20% -30% -40% €76 -50% 45% -60% Chinese 23% -70% // 1996 2006 2016 2019 2020 2021E 2022E 2025E Tourism Cruise Luxury Food 2021E 2025E Luxury Hotels Personal Luxury Source: Bain-Altagamma Luxury Goods Worldwide Market Study (Fall 2021-20th). Euromonitor. Section I 10

UNIQUELY POSITIONED TO CAPTURE THE FASTEST 01 GROWING LUXURY MARKET IN THE WORLD … LANVIN GROUP IS THE 1ST AND ONLY GLOBAL LUXURY GROUP HEADQUARTERED IN CHINA WITH UNPARALLELED ACCESS TO THE LARGEST AND FASTEST GROWING LUXURY MARKET IN THE WORLD MARKET CAP NORTH AMERICA EUROPE ASIA €7B €306B €127B €6B €56B €56B €12B €11B €5B €3B €3B €2B €3B Source: Market Cap as of September 30th 2022, Capital IQ. Section I 11 tapestry RALPH LAUREN CAPRI HOLDINGS LIMITED PVH LVMH MOET HENNESSY LOUIS VUITTON HERMES PARIS KERING RICHEMONT PRADA MONCLER BRUNELLO CUCINELLI ERMENEGILDO ZEGNA salvatore ferragamo CHANEL ARMANI OTB ONWARD MAYHOOLA FOR INVESTMENTS SPC

… AND OPERATING GLOBALLY. 01 LANVIN GROUP RETAIL AND WHOLESALE PRESENCE NORTH AMERICA EUROPE ASIA Lanvin, Shanghai Sergio Rossi, Milan Wolford, Hangzhou 662 Lanvin, Paris Lanvin, Miami POS (1) Caruso, Shanghai 246 Wolford, Amsterdam POS (1) 199 Lanvin, Las Vegas c. 6.7% St. John, Shanghai Market Growth (2) POS (1) 2021E – 2025E GREATER c. 13.7% CHINA Market Growth (2) REST OF THE WORLD 2021E – 2025E St. John, Toronto 12 APAC c. 1.1% POS (1) c. 10.9% c. 12.1% Market Growth (2) Market Growth(2) Market Growth (2) 2021E – 2025E 2021E – 2025E 2021E – 2025E St. John, New York Source: Company information. Bain-Altagamma Luxury Goods Worldwide Market Study (Fall 2021-20th). Note: (1) Points of Sale as of 31st December 2021. Includes shop-in-shop, retail, outlet & pop-up stores. (2) 2021E – 2025E regional growth rate is calculated by higher end 2025 market size (€380 mn) and market share % by region (2021E: Europe 25%, Americas 31%, APAC 18%, China 21%, Rest of World 4%. 2025E: Europe 24%, Americas 24%, APAC 21%, China 26%, RoW 4.5%) in Bain-Altagamma Luxury Goods Worldwide Market Study (Fall 2021-20th). APAC excludes Greater China area. Section I 12

DIVERSE PORTFOLIO 02 OF FIVE ICONIC LUXURY HERITAGE BRANDS … SINCE SINCE 1962 1889 Invested in 2013 / 2017 Invested in 2018 (92.5% stake) (97.0% stake) The Oldest French Couture Classic, Timeless and House still in Operation Sophisticated American Luxury House SINCE SINCE 1950 SINCE 1958 Invested in 2018 (58.5% stake) 1951 Invested in 2013 / 2017 (100% stake) Largest Luxury Skinwear Invested in 2021 (99.0% stake) Brand in the World The Premier Menswear “Legend of Italian Shoemaker” Manufacturer in Europe in the World Source: Company website. Company information. Note: (1) All figures as of 30th June 2022. Section I 13 LANVIN SERGIO ROSSI WOLFORD CARUSO ST.JOHN

… EMPOWERED BY 02 ONE-OF-A-KIND STRATEGIC ALLIANCE. LEVERAGING TOP TIER STRATEGIC PARTNERS’ EXPERTISE TO ACCELERATE GROWTH AND FACILITATE DISRUPTIVE CHANGES CAPITAL / NETWORK M&A / GROWTH EXPERTISE Strong partnerships with e-Com Cross-sector global resources and expertise and consumer market leaders in Asia in creating consumer-driven ecosystems DISTRIBUTION CHANNEL CAPITAL / REGIONAL RESOURCE Market expertise in expanding Strong cross-sector resources and network to Japan’s fashion sector in the Korean market E-COMMERCE & DIGITAL MEDIA & COMMUNICATION Largest brand e-Commerce 360°marketing solutions for luxury business partner in China and premium brands in China PRODUCT DEVELOPMENT SUPPLY CHAIN Market expertise, know-how Comprehensive supply chain network and resources in global luxury footwear in sustainable fabric and apparel REAL ESTATE / DISTRIBUTION Access to prime luxury and lifestyle locations Section I 14 PRIMAVERA ITOCHU FOSUN LANVIN GROUP BAO ZUN STELLA INTERNATIONAL HOLDINGS LIMITED K11 NEO CONCEPT ACTIVATION GROUP MERITZ

PROVEN MARKET OUTPERFORMING 03 TRACK RECORD … Lanvin Group Revenue Growth Rate LANVIN IS BACK Actual 1H2021 vs. 1H2022 (%) (1,2) 73% +201% +235% 28% 27% EMEA Half-year NA Half-year 23% 18% Revenue 22 vs 21 Revenue 22 vs 21 LANVIN x Gallery DEPT. LANVIN China Capsule +260% +75% Lanvin Group Revenue Growth Rate Wholesale Half-Year DTC Half-Year in EMEA Actual 1H2021 vs. 1H2022 (%) (1,2) Revenue 22 vs 21 Revenue 22 vs 21 91% Iconic HOBO Bag Family 53% 58% 46% 43% HER POWER +28% +48% Lanvin Brand Global Revenue Growth Rate EMEA Half-year NA Half-year Wolford the “W” Athleisure Collection Actual 1H2021 vs. 1H2022 (%) (1) Revenue 22 vs 21 Revenue 22 vs 21 117% 42% +29% +37% 28% Wolford Half-year DTC Half-year 15% 18% Revenue 22 vs 21 Revenue 22 vs 21 Wolford x NEIWAI Wolford x Amina Muaddi Source: Capital IQ – listed company annual reports. Note: (1) Lanvin Group and Lanvin brand half-year performance compares to other peers. Actual 1H 2021 and 1H 2022 financials of Lanvin Group are reviewed by auditor. (2) Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated in Lanvin Group’s consolidated financial statements starting from the acquisition date. Section I 15

... WITH SIGNIFICANT FUTURE RUNWAY THROUGH ORGANIC GROWTH ...

03

REINFORCING PRODUCTS & MERCHANDISING

Rebalanced product portfolio

Cross-over and collaboration series



Perfumes &

Brand

EXPANDING CHANNEL AND FOOTPRINT

New market entry
Enhanced shopping experience


c. 300
460+
2021A
2025E

Footprint Expansion [1]

Optimized channel mix
E-commerce penetration


京东
天猫
FARFETCH

Omni-Channel Distribution

RENEWING BRANDING & MARKETING

Renewed brand image
Localized story-telling

Digital marketing and content management
Influencer marketing and celebrity endorsement



Target Young / Gen-Z customers



Culture Relevancy



Celebrity and KOL Endorsement

LEVERAGING CHINA ENGINE

360° brand operation by local team
Support from strategic partners

Dedicated content and product offering
Online and offline expansion



Lanvin x Yu Garden | Livestreaming | Wolford, Hangzhou | Caruso, Shanghai | Lanvin, Shanghai

Note: (1) DOS as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores.

Section I 16

... AND ACQUISITIONS FROM A SOLID PIPELINE.

03

2017

NOVEMBER

FOSUN FASHION
复星时尚

FOSUN FASHION GROUP IS FOUNDED

DECEMBER


ST. JOHN

FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF ST. JOHN

2018


CARUSO

FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF CARUSO

CARUSO

LANVIN
PARIS

FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF LANVIN

APRIL


LANVIN

MAY


Wolford

FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF WOLFORD

2021

JULY

FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF SERGIO ROSSI

sergio rossi



LANVIN GROUP



FOSUN FASHION GROUP OFFICIALLY REBRANDS TO LANVIN GROUP

OCTOBER

EMERGING CONCEPT INCUBATOR

US$20M
Dedicated incubator fund

Minority investments in startups in fashion, supply chain, design, e-commerce, etc.

2022

10+
Potential investment opportunities from 2022 to 2025

AND BEYOND

STRATEGIC ACQUISITIONS

2
Potential new investments expected in 2022 [1]

Note: (1) As of the date of this presentation, there have been no definitive agreements executed with respect to either of these new investments.

Section I 17

SEASONED MANAGEMENT TEAM … 04 Joann Cheng Grace Zhao Chris Tate Chairman & Chief Executive Executive President, Operating Partner, Officer, Lanvin Group Lanvin Group Lanvin Group David Chan Shang Koo Jessey Chan Executive President, Chief Financial Officer, Operating Partner, Bruno Sialelli Lanvin Group Lanvin Group Lanvin Group Creative Director, Lanvin Evangelie Smyrniotaki Paul Kotrba Artistic Director, Sergio Rossi Siddhartha Shukla Andy Lew Deputy General Manager, Chief Operating Officer, Deputy Chief Executive Officer, Lanvin Wolford St. John Silvia Azzali Riccardo Sciutto Marco Angeloni Chief Commercial Officer, Chief Executive Officer, Chief Executive Officer, Wolford Sergio Rossi Caruso Section I 18

… STRUCTURED BY A UNIQUE “DUAL-ENGINE” MODEL … 04 MARKET DNA GROWTH CORE ENGINE ENGINE Market Specific Strategy Special Capsule: Local Specific Platforms Local Content, ralleled Reporting Line Design, Special Targeting Local Events & Story-telling Management at Market Occasion & Fitting Audi UICK DECISION COST EFFICIENCY MARKET ADAPTATION BRAND STRATEGY DESIGN & PRODUCTION MARKETING & PR DIG ile decision-making process Tailored for local needs, quick Adapted story-telling to Omni-chann with paralleled reporting reaction to market, appeal to local to gain stro structure reduction in cost customer base from c Global Strategy, Main Collection: International Campaigns Budgeting & Resource Aligned Brand DNA Global E-com & Core Engine for Global Supply Platform & CRM Consistent Brand Image Growth Chain Section I 19

… AND COMPLEMENTARY CREATIVE 04 INTERFACE TO CAPTURE RISING DEMAND. A NEW CREATIVE STRUCTURE: IN-HOUSE DESIGN STUDIO COMPLEMENTED BY CREATIVE TALENT PLATFORMS IN BOTH EUROPE AND CHINA TO MEET RISING MARKET DEMANDS MILAN CREATIVE Special Capsule/ CREATIVE DIRECTOR Crossover LAB Designer 1 Freelance Designer 1 Designer 2 SKU Buy/ Freelance Designer 2 Fashion Pieces CREATIVE Commission BRAND CREATIVE Design Studio AND Design Support PLATFORM DESIGN CHIEF CHINA MERCHANT Kniting Design Designer 1 Designer 2 Commercial Pieces Print Design Embroidery Design Section I 20 BOND BUND

PERFECTION OF LUXURY CRAFTSMANSHIP … 05 In 1954, Wolford created the In 1968, Sergio Rossi 1st seamless nylon stockings in signed his 1st shoes, the world OPANCA, a summer sandal In 1965, St. John developed a In 1958, Raffaele Caruso, a unique wool blend yarn, with a Neapolitan tailor, started special twist that became a the operations in Soragna, signature to the brand Parma Section I 21

… WITH A CORE FOCUS ON SUSTAINABILITY.

05

SUSTAINABILITY IS A KEY PILLAR OF LANVIN GROUP'S GROWTH STRATEGY

Lanvin Group is committed to operating its businesses in the best interests of the environment and working together with its employees, suppliers and customers to ensure long-term sustainable growth. The group aims to develop its business in step with sustainable policies on environmental and social issues, and is committed to a process of continual improvement on these important matters as a key driver of future growth.

WOLFORD IS THE FIRST AND THE ONLY COMPANY IN THE APPAREL INDUSTRY THAT RECEIVES "CRADLE TO CRADLE" CERTIFICATION (1)

700

M³ water / day from own water source, saving 50% by recycling already heated waste water



SHOP

2015

Since then Wolford is the world's first tights producer recognized as a bluesign® system partner



SERGIO ROSSI IS COMMITTED TO THE HIGHEST ETHICAL STANDARDS: INTEGRITY, RESPECT, RESPONSIBILITY AND LOYALTY



100%

Of purchased electricity certified as produced from renewable sources for our Italian factory, offices and stories

1,000+

Tons of CO_2 avoided thanks to the purchase of certified electricity and our photovoltaic system

-43%

Of electricity and natural gas consumption in 2020 with respect to 2017

592,203

KWH of electric energy produced by our photovoltaic panels installed in San Mauro Pascoli, both sold and used

63%

Of our employees are women

37%

Of our employees are men

65%

Of our technicians and artisans have been with us for more than 10 years


Sergio Rossi Family

Note: (1) Cradle to Cradle (Gold) Certification is the global standard for products that are safe, circular and responsibly made issued by Cradle to Cradle Products Innovation Institute. Wolford was given the certification for the development of environmentally neutral products in both categories (biodegradable and technically recyclable).

Section I 22

OPPORTUNITY TO INVEST 06 IN AN EMERGING LUXURY PLATFORM … 1 2 3 4 GLOBAL BUSINESS START UP HIGH GROWTH FOOT IN THE DOOR X X X X ACCESS TO FASTEST MATURE BUSINESS MODEL STABLE AND RESILIENT MARKET PARTNERS WHO HAVE BEEN IN GROWING MARKETS THE INDUSTRY FOR DECADES Section I 23

… WITH A SYNERGISTIC BUSINESS MODEL … 06 turing Group Synergy Full spectrum resource sharing est practice sharing Bundle contract Risk Diversification Balanced portfolio Global knowledge Market Expertise Unique expertise and resources in China Section I 24

06

… AND COMPELLING RISK-ADJUSTED RETURNS.

2–3X LEAP IN REVENUES

A number of luxury brands have seen strong resurgence. Normally, it will take 5-6 years for 2-3x leap in revenues.

LEADERSHIP & CREATIVE EXCELLENCE

A lot of luxury brands used to be in a challenging situation. When the creative direction and strategic vision were correctly positioned, these brands became most successfully revived houses.

OWNERSHIP EXPERTISE

Compared with an independent luxury brand, a luxury group with different portfolios can not only diversify the risks but also leverage resources within the same group.

LUXURY FASHION'S GREATEST SECOND ACTS


VALUE CREATION
• Develop a global expansion strategy
• Leverage attractive market demographic of digital / millennials / high-income earners
• Operational value-add
RISK REDUCTION
• Investments in high quality assets with diverse markets and product categories
• Proven track record and unique strategic ecosystem
• Core existing growth avenues with emerging markets as optional upside
LANVIN GROUP
Emerging Markets Focused Platform
Typical Fashion Platform – Mature Market Focus
Return
Risk

Section I 25

DIVERSE PORTFOLIO OF FIVE ICONIC LUXURY HERITAGE BRANDS Section II

ONE OF THE OLDEST FRENCH COUTURE HOUSES STILL IN OPERATION “PEARL OF THE CROWN” IN FRENCH HISTORY Iconic French brand and one of the world’s oldest luxury houses currently in operation since 1889 Synonymous with classic Parisian elegance A scarce, full-category luxury house for men, women and kids Products ranging from apparel to leather goods, footwear, accessories and fragrances 287 27 Points of Sale (1) Directly Operated Stores 260 50+ Wholesale Doors Countries Penetrated (2) Note: (1) Points of Sale as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores. (2) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage. Section II 27

LANVIN AT A GLANCE UNMATCHED BRAND HERITAGE AND ARCHIVE 2 The world’s oldest couture house still in operation since 1889 1 COMPREHENSIVE PRODUCT OFFERING Jewelry Footwear Leather Goods Womenswear Menswear ELEVATED BRAND PRESENCE 22 Faubourg, Paris AROUND THE GLOBE With successful 3 penetration into digital SOHO, New York BFC, Shanghai

ONE OF THE WORLD'S LARGEST LUXURY SKINWEAR BRANDS

EPITOME OF EXCLUSIVE LEGWEAR AND BODYWEAR

- Founded in 1950, Wolford has been known for market leading luxury legwear and bodywear
- The highest level of craftsmanship, process innovation as well as sustainable, environmentally friendly and ethical production standards
- Successful diversification into leisurewear and athleisure


Wolford

227
Mono-brand Points of Sale (1)

167
Directly Operated Stores

~2500
Wholesale Partners (2)

45
Countries Penetrated (3)

Note: (1) Points of Sale as of 31st December 2021, including retail, outlet, pop-up stores and wholesale boutiques.
(2) Wholesale partner doors include department stores and specialist retail stores.
(3) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage.

Section II 29

WOLFORD AT A GLANCE

1 DIVERSE SKINWEAR PRODUCT LINE-UP



LEGWEAR

BODYSUITS

ATHLEISURE

READY-TO-WEAR

LINGERIE

BEACHWEAR

2 RENEWED BRAND POSITIONING THROUGH THREE PILLARS


Wolford





3 REVAMPING BRANDING & MARKETING

DIGITAL MARKETING AND CONSUMER COMMUNICATION



Brand Ambassador



Digital Marketing

CELEBRITIES & KOL MARKETING





Section II 30

LEGEND OF SHOEMAKER IN THE WORLD HERITAGE OF AN ITALIAN LEGENDARY FOOTWEAR BRAND • Made-in-Italy luxury footwear brand since 1951 • Deeply rooted in the creativity and expertise of its eponymous founder • Brand DNA built around quality, craftsmanship, authenticity and Italian heritage • Handmade shoes for sophisticated, smart and effortlessly chic women • Successful diversification into men’s footwear category 328 50 Points of Sale (1) Directly Operated Stores 278 80+ Wholesale Doors Countries Penetrated (2) Note: (1) Points of Sale as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores. (2) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage. Sergio rossi Section II 31

SERGIO ROSSI AT A GLANCE 1 SUPERB KNACK IN DELIVERING HIT PRODUCTS 2 HEART AND SOUL OF SERGIO ROSSI Earned reputation in classic women’s footwear Expanding into men’s Twenty Sport – conquer the city in style SI ROSSI “Girl Power” 12,000+ 200+ 14,000 Total production Artisans and Documents and area (sqm) employees images digitalized 120,000 100% 6,000+ Pairs capacity in Green energy- Archived Shoes and warehouse based facility Accessories San Mauro Pascoli “The Living Heritage” Factory Archive 3 INTERNATIONAL, ENHANCED DISTRIBUTIONS OMNICHANNEL AND DIGITALLY- London Mount “Phygital” Store Shanghai Reel, CN Street, UK Monte Napoleone, IT Section II 32

CLASSIC, TIMELESS AND SOPHISCATED AMERICAN LUXURY HOUSE A FASCINATING COMBINATION OF CRAFT AND COUTURE • Founded in 1962 on the premise of a simple, elegant, and versatile knit dress • Great American design – timeless elegance, unsurpassed quality and craftsmanship • Targeting affluent women – the preeminent brand in knitwear • Vertically integrated with luxury craftsmanship and global distribution network 133 48 Points of Sale (1) Directly Operated Stores 13 970M+ Countries and Regions Penetrated (2) Social Media Impressions Note: (1) Points of Sale as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores. (2) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage. ST.JOHN Section II 33

ST. JOHN AT A GLANCE

1 THE PRODUCT

Function, comfort and beauty

DAY COLLECTION



EVENING WEAR

ACCESSORIES



2 LUXURY CRAFTSMANSHIP

Commitment to creating the finest, most luxurious knitwear in the world



3 UNIQUE AMERICAN HERITAGE



1960s	1970s	1980s	1990s	2000s
Maria Gray	Exotic Yarn	Evening Collection	St. John Boutique	Angelina Jolie

First Ladies in St. John



Hillary Clinton · Michelle Obama · Jill Biden

Section II 34

THE PREMIER MENSWEAR MANUFACTURER IN EUROPE LEADING HIGH-END MENSWEAR PLAYER • Founded in Soragna, Italy in 1958 by the legendary tailor Raffaele Caruso from Naples • Together with Fabbrica Sartoriale Italiana, it is one of the largest and most advanced manufacturers of menswear and partner of choice for luxury labels in Europe • Caruso has evolved from a project manufacturer into a luxury lifestyle Made-in-Italy brand 144 400+ Points of Sale (1) Seamstresses and Master Tailors 85K+ 60K+ Sleeve Units / Year (Capacity) Trouser Units / Year (Capacity) Note: (1) Points of Sale as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores. CARUSO Section II 35

CARUSO AT A GLANCE 1 TWO INTERTWINED AND SYNERGISTIC BUSINESSES Fabbrica Sartoriaie Italina Revamped Maison business with rich heritage in manufacturing Luxury lifestyle, Made-in-Italy brand 2 PLAYFUL FROM TAILORING ELEGANCE TO MENSWEAR & 3 DEVELOPMENT CONTINUOUS AND RENEWED BUSINESS Harrods SIS, BFC Boutique London, UK Shanghai, China Section II 36

Q&A(1) LANVIN GROUP

FINANCIAL INFORMATION Section III LANVIN GROUP

LANVIN GROUP’S NUMBERS AT A GLANCE 2021A 2021A 2021A Global Revenue Greater China Revenue North America Revenue €309M €43M €107M 2021A 2021A 2021PF Global Revenue Growth Greater China Revenue Growth vs North America Revenue Growth vs vs 2020A 2020A 2020PF +39% +127% +25% 2021A-2025E CAGR 2021A-2025E CAGR 2021A-2025E CAGR Global Revenue Greater China Revenue North America Revenue +34% +59% +27% Note: 2025E Revenue include contributions from potential new investments. Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date. Section III 39

LANVIN GROUP’S CURRENT TRADING Lanvin Group Global Lanvin Group Global Lanvin Group Global Revenue(1) (€mn) Gross Profit(1)(€mn) Contribution Profit(1) (€mn) Gross Profit Contribution 52% 56% (8.7%) 2.9% Margin % Profit Margin % +73% Revenue Growth % +86%Growth % €202 €113 €5.9 €117 €61 Actual 1H 2021 Act ual 1H 2022 Actual 1H 2021 Actual 1H 2022 Actual 1H 2021 Actual 1H 2022 €(10.1) Note: (1) Actual 1H 2021 and 1H 2022 Lanvin Group global revenue, gross profit, and contribution profit are reviewed by the auditor. Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated in Lanvin Group’s consolidated financial statements starting from the acquisition date. Section III 40

REVENUE AND GROSS PROFIT BY SEGMENT Lanvin Group Revenue Lanvin Group Gross Profit (€K, YoY Growth %) (€K, Margin %) € 201,700 56% € 112,743 +21% 3,731 25% 55% +26% 61% € 116,882 € 60,555 52% 2,533 21% +29% 49% 71% 64% +117% 47% 49% Actual 1H 2021 Actual 1H 2022 Actual 1H 2021 Actual 1H 2022 Lanvin Wolford St. John Sergio Rossi Caruso Lanvin Wolford St. John Sergio Rossi Caruso Note: (1) Actual 1H 2021 and 1H 2022 Lanvin Group revenue and gross profit are reviewed by the auditor. Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated in Lanvin Group’s consolidated financial statements starting from the acquisition date. Section III 41 12,328 33,373 41,941 29,471 14,919 26,969 41,924 54,261 63,949 16,406 26,916 14,502 112,743 3,731 14,798 25,754 38,383 30,048 56% 25% 55% 61% 71% 47%

LANVIN GROUP'S KEY FINANCIALS

SOLID REVENUE AND ADJUSTED EBITDA GROWTH BY SIGNIFICANT INVESTMENTS IN EXISTING BRANDS AND POTENTIAL NEW INVESTMENTS

Revenue Growth 2020PF-2025E (€mn)[4]



21-25 CAGR: +31%
€270
48
222
€333[6]
57
31[1]
276
€473
57
416
€615
69
546
€808
96
712
€989
114
875
2020PF
2021PF
2022E
2023E
2024E
2025E
Additional Sergio Rossi Contribution[2]
Potential New Investments[3]

Adjusted EBITDA Growth 2020PF-2025E (€mn)[4,5]



Adj. EBITDA Margin%
(48%)
(25%)
(15%)
(5%)
4%
9%
(116)
(14)
€(130)
(79)
(6)
€(85)
(77)
€(72)
9
(38)
€(29)
€30
19
11
€85
23
62
2020PF
2021PF
2022E
2023E
2024E
2025E
Additional Sergio Rossi Contribution[2]
Potential New Investments[3]

Note: (1) Lanvin Group acquired a majority stake in Sergio Rossi in July 2021. 2020PF and 2021PF revenue include Sergio Rossi 12 months contribution. €31mn represents Sergio Rossi contribution from the acquisition date.
(2) Pro forma adjusted EBITDA represents 12 months contribution in 2020 and 7 months contribution in 2021.
(3) 2022E - 2025E Revenue and EBITDA include contributions from potential new investments.
(4) Historical figures presented were not audited under PCAOB standards.
(5) Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities.
(6) Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi's contribution from January 1st 2021 to the acquisition date.

Section III 42

LANVIN GROUP’S REVENUE EVOLUTION BY BRANDS CONVINCING REVIVAL PLAN ACROSS FIVE HERITAGE BRANDS AND POTENTIAL NEW INVESTMENTS Revenue Growth Bridge 2021PF-2025E (€mn) €114 €989 €46 €115 €74 €109 €198 LANVIN Wolford sergio rossi ST. JOHN CARUSO (2) €333 (1) Potential New 2021PF 2025E Investments Note: (1) 2021PF Revenue includes Sergio Rossi 12 months contribution. (2) Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date. Section III 43

LANVIN GROUP’S REVENUE EVOLUTION BY BRAND PROVEN HISTORICAL TRACK RECORD AND CLEAR GROWTH DRIVERS FOR FUTURE EXPANSION Revenue (1), € in millions 26.0 264 .0 (Acquired in 2018) Retail +110.7M 16.6 44.7 54.2 30.0 26.5 66.0 32.7 (2) (2) FY2020 FY2021 LFL Retail Stores Growth China New Retail Stores Global New Retail Stores Wholesale & Clearance E-commerce Cosmestics FY2025 Retail +51.2M (Acquired in 2021) 9.4 2.8 130.6 10.4 13.4 20.3 17.5 47.9 56.7 Sergio rossi (2) (2) FY2020 FY2021 LFL Retail Stores Growth China New Retail Stores Global New Retail Stores Wholesale E-commerce Others FY2025 Note: (1) Historical figures presented were all management accounts and were not audited under PCAOB standards. 2021 and onward figures are all management estimates. (2) China New Retail Stores refer to the revenue growth from the new opening retail stores in the Greater China area. Global New Retail Stores refer to the revenue growth from the new opening retail stores in regions excluding the Greater China area. Appendix 44

LANVIN GROUP'S REVENUE EVOLUTION BY BRAND

PROVEN HISTORICAL TRACK RECORD AND CLEAR GROWTH DRIVERS FOR FUTURE EXPANSION


Wolford
(Acquired in 2018)
Revenue (1), € in millions
Retail +41.8M
97.1
111.5
13.8
21.4
6.6
3.1
11.0
52.7
220.1
FY2020
FY2021
LFL Retail Stores Growth
China New (2) Retail Stores
Global New (2) Retail Stores
Wholesale
E-commerce
The W
FY2025


ST. JOHN
(Acquired in 2017)
Retail +88.3M
66.5
74.5
41.7
31.5
15.1
4.9
20.6
1.4
189.7
FY2020
FY2021
LFL Retail Store Growth
China New (2) Retail Stores
Global New Retail Stores (2)
Wholesale
E-commerce
Others
FY2025

Note: (1) Historical figures presented were all management accounts and were not audited under PCAOB standards. 2021 and onward figures are all management estimates.
(2) China New Retail Stores refer to the revenue growth from the new opening retail stores in the Greater China area. Global New Retail Stores refer to the revenue growth from the new opening retail stores in regions excluding the Greater China area. For Wolford, China New Retail Stores refer to revenue growth from the new opening retail / wholesale stores in the Greater China area.

Appendix 45

LANVIN GROUP’S GROWTH WILL BE LED BY ITS GEOGRAPHIC & DISTRIBUTION CHANNEL STRATEGY 2021A(1) 2022 1H 2025E(2) Others Others Others Greater Greater China China Greater 4% EMEA 5% China 7% 14% 11% 37% EMEA Revenue Mix by Geography (3) (3) 28% €309M 48% €202M 49% EMEA €989M Greater China revenue is expected to increase by 5 times as part of dual engine strategy North 35% North 35% America America 28% North America Others Others Others 2% DTC 1% Wholesale 6% Wholesale 19% 38% 42 % DTC Revenue Mix by Channel (3) (3) Wholesale €309M €202M €989M DTC Increasing engagement with customers means 60% 57% lessening reliance on the wholesale segment 75% Note: (1) Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date. (2) 2025E revenue includes contribution from potential new investments. Section III 46

LANVIN GROUP'S MARGIN EXPANSION

2020A Adj. EBITDA [1]	+€29M	2021A Adj. EBITDA [1]	+€144M	2025E Adj. EBITDA [2]
-€88M (-39.6% margin)	2021A Adj. EBITDA increase vs 2020A	-€59M (-19.1% margin)	2025E Adj. EBITDA increase vs 2021A	€85M (8.6% margin)
Revenue Growth	☑ Revenue increase by **39%**		☑ Revenue increase by ~**2x**	
Gross Margin Expansion	☑ **+2.3 ppt** increase to 55.0% due to pricing power & channel mix		☑ Channel mix, product mix upgrade, price increase & supply chain optimization	
Operating Leverage	☑ **+14.5 ppt** improvement in marketing and selling to 53.6% of revenue **+12.0 ppt** improvement in G&A expenses to 39.7% of revenue		☑ Positive leverage of unique platform including Milan creative lab and unified digital platform	

Note: (1) Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities.
(2) 2025E adjusted EBITDA includes contribution from potential new investments. Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments.

Section III 47

TRANSACTION OVERVIEW Section IV LANVIN GROUP

TRANSACTION SUMMARY

TRANSACTION HIGHLIGHTS

$1.3bn Pro-forma Enterprise Value[1]	2.9x EV / FY22E Sales
$1.8bn Pro-forma Equity Value[1]	~55% Existing LG Shareholders Ownership

FINANCING DETAILS

$414m + $80m SPAC Size + FPA	$145m PIPE Size	$50m Private Placement

$654m Primary Proceeds[3]	No Secondary Selldown

SOURCES & USES[4]

Sources	$m
Cash in Trust	414
PIPE Investors	145
- Initial PIPE Investment[2]	*50*
- Additional Existing Shareholder Loan Conversion	*95*
Private Placement	50
FPA Holders	80
Existing shareholder rollover	1,000
Total Sources	**1,689**

Uses	$m
Existing shareholder rollover	1,000
Cash on Balance Sheet[5]	529
Existing Shareholder Loan Conversion	95
Early PIPE Prepayment Settlement[9]	30
Estimated Transaction Expenses	35
Total Uses	**1,689**

ILLUSTRATIVE PRO FORMA OWNERSHIP AT CLOSING[6]



PIPE Investors 8%
Private Placement 3%
FPA Investors 5%[8]
SPAC Shareholders 29%[7]
Existing Shareholders 55%

Roughly ~4.8% of pro forma ownership at closing is owned by management through an ESOP program, providing alignment of incentives

Pro Forma Ownership[6]	NOSH (m)	Value ($m)
Existing Shareholders (Incl. management ownership)	100.0	1,000.0
SPAC Shareholders[7]	52.8	527.5
FPA Investors[8]	9.0	90.0
PIPE Investors	14.5	145.3
Private Placement	5.0	50.0
Total	**181.3**	**1,812.8**

Notes: (1) Calculated from pre-money equity valuation of $1.0bn and assumes pro-forma net cash at listing of $464m, including ~$133m operating lease liabilities as of Jun-22 auditor reviewed accounts. Auditor reviewed accounts converted from Euros into USD at EUR / USD of 0.9844. (2) Out of $50m PIPE, $30m from Fosun Fashion Holdings (Cayman) Limited has already been prepaid to Lanvin Group in the form of cash in April 2022; (3) Primary proceeds refer to cash on balance sheet received from this DeSPAC transaction (including $30m PIPE prepayment and $95m existing shareholder loan conversion into equity) . (4) Sources and uses assumes no redemption of cash in trust from public shareholders. (5) To be used for M&A, branding and marketing, retail store expansion and general working capital. (6) Pro forma ownership excludes the impact of public and private warrants held by SPAC Holders, FPA investors and the SPAC sponsor. (7) Includes promote shares for the SPAC sponsor and independent directors of the SPAC. (8) Includes promote shares for FPA investors. (9) Refer to the $30m prepayment to Lanvin Group in the form of cash in April 2022

Section IV 49

LANVIN GROUP REVENUE GROWTH OUTPACING INDUSTRY PEERS OPERATION BENCHMARKING OF COMPARABLE COMPANIES REVENUE CAGR 2022E – 2025E 2022E – 2025E 27.9% 9.5% 9.6% 9.2% 8.5% 8.3% 7.7% 6.8% M edian: 8.3% 6.7% 5.6% 2022-2025E Median Source: FactSet and Bloomberg as of September 30, 2022. Source: FactSet and Bloomberg as of September 30, 2022. Notes: All financials are calendarized to December 31. Projected financials for Lanvin Group (2022E – 2025E) are based on management estimates. Section IV 50

SeVALUATION BENCHMARKING OF COMPARABLE COMPANIES EV / 2022E SALES 5.0x 4.8x 4.3x 3.1x 3.5x 2.9x 2.6x 2.5x Median: 3.1x 2.4x 2.0x (1) 2022E 2022E Median EV / 2023E SALES 4.5x 4.4x 4.0x 2.9x 3.2x 2.2x    2.5x Median: 2.9x 2.2x 2.4x 1.8x (1) 2023E 2023E Median Source: FactSet as of September 30, 2022. Notes: Projected financials of Lanvin Group are based on management estimates, converted from Euros based on an exchange rate of EUR / USD of 0.9844. All financials are calendarized to December 31. (1) Assumes no redemptions at the issue price of $10 per Section IV 51 share. Implied multiples of Lanvin Group are based on p ro forma enterprise value of $1.3bn.

APPENDIX LANVIN GROUP

C LANVIN GROUP’S HISTORICAL P&L & OUTLOOK HISTORICAL PROJECTED 2019PF 2020PF 2021PF 2022E 2023E 2024E 2025E (3) Revenue (1) 410 270 333 473 615 808 989 Revenue Growth % -34% 23% 42% 30% 31% 22% Adjusted EBITDA (2) (111) (130) (85) (72) (29) 30 85 Adjusted EBITDA change -19 45 12 43 59 56 Margin % (27%) (48%) (25%) (15%) (5%) 4% 9% Note: (1) 2019PF, 2020PF and 2021PF revenue and Adjusted EBITDA are management accounts and all include Sergio Rossi 12 months contribution. Historical figures presented were not audited under PCAOB standards. (2) Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments. (3) Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date. Section III 53

WORLD-CLASS ADVISORY TEAM Mitch Garber Jennifer Fleiss Ceci Kurzman • Board Member, Apollo Strategic Growth • Co-Founder, Rent the Runway • Founder, Nexus Management Group • Board Member, Shutterfly • Partner, Volition Capital • Board Member, Warner Music • Board Member, Rackspace • Board Member, Apollo SPAC • Board Member, Revlon • Board Member, Great Canadian Gaming • Board Member, Party City • Board Member, Man Group • Board Member, NHL Seattle • Board Member, Shutterfly • Board Member, Spring Studios • Chairman, Invest in Canada Appendix 54

KEY STRATEGIC AREAS PROVIDING TREMENDOUS ADDITIONAL ROOM FOR GROWTH CONSERVATIVE CURRENT PROJECTIONS FOR RETAIL ROLLOUT AND STRONG E-COMMERCE GROWTH PROSPECTS DOS of China Stores of E-commerce Sales Luxury Fashion Groups Luxury Fashion Brands Double DOS # in GC, compared to 2021 21-25 CAGR: +40% ~469 ~30 ~€178M n % of Total Sa les: 18% (2025E) (Greater China, 2025E) (2025E) (1) (1) ~€1,291M (1) 1,513 Zegna ~80 (2020) (Sept 2021) (Greater China, Dec 2020) Group A Brand A Group A (Luxury House) (Luxury House) (1) (1) (1) 2,007 ~115 Personal Luxury Market ~€107B Gucci (Dec 2020) (Greater China, Jan 2022) (E-commerce Sector) (2025E) Group B Brand B (Fashion & Leather Goods Business) Source: Company filings, Bain Altagamma Luxury Goods Worldwide Market Study (Fall 2021 – 20th). Note: (1) Based on the latest available data on DOS and E-commerce sales. Appendix 55

KEY STRATEGIC AREAS PROVIDING TREMENDOUS ADDITIONAL ROOM FOR GROWTH CONSERVATIVE CURRENT PROJECTIONS FOR LANVIN COSMETICS & WOLFORD ATHLEISURE BUSINESSES Luxury Cosmetic Sales Athleisure Companies Sales ~€26M 100% contributed by ~€59M Cosmetics (2025E) (2025E) W Line Cosmetics (1) (1) ~€263M ~€4B (2020) (2021) Group A Company A (Cosmetics Business) (1) (1) ~€5B ~€39B (2020) (2021) Group B Company B (Cosmetics Business) Source: Company filings. Note: (1) Based on the latest available data on Luxury Cosmetics Sales and Athleisure Companies Sales. Appendix 56

USE OF PROCEEDS FREE CASH FLOW POSITIVE IN 2023Q4 $160M operation cash support is sufficient to make Lanvin Group generate positive free cash flow in 2023Q4 $140M will be allocated to new investments If any additional capital, it will be allocated to invest in growth & expansion projects (cosmetics, activewear, new market penetration, etc.) ILLUSTRATIVE USE OF PROCEEDS OF CAPITAL RAISE TO 2025 CapEx Branding & Marketing Working Capital New Investments $50M $90M $20M $140M Appendix 57

Q&A (2) LANVIN GROUP

RISK FACTORS The risks presented below are certain of the general risks related to Fosun Fashion Group (Cayman) Limited and its subsidiaries (collectively, the “Company”), Primavera Capital Acquisition Corporation (“SPAC”) and the proposed business combination between the Company and SPAC (the “Business Combination”), which will result in the formation of combined company incorporated under the laws of the Cayman Islands with the name Lanvin Group Holdings Limited (“LGHL”). Such list encompasses only a non-exhaustive subset of the broad spectrum of risks and uncertainties that the Company and SPAC face, and that LGHL will face, after the Business Combination (including currently unknown risks), which individually or collectively may impair LGHL’s business, financial condition or results from operations and cause actual events or results to differ materially from what is reflected in this presentation. The list below has been prepared solely for purposes of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. You should carefully consider these risks and uncertainties, and should carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. Risks relating to the business of the Company are included in LGHL’s Registration Statement on Form F-4 (the “Registration Statement”) and will be disclosed in future documents filed or furnished by LGHL and SPAC with the U.S. Securities and Exchange Commission (“SEC”), including the documents filed or furnished in connection with the Business Combination. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of the Company and SPAC and the Business Combination, and may differ significantly from, and be more extensive than, those presented below. As used herein, references to “we,” “us” and “our” are intended to refer to the Company prior to the Business Combination and to the combined company (i.e., LGHL) following the Business Combination. • The COVID-19 pandemic has had, and is expected to continue to have, a significant adverse impact on us and our financial condition and results of operations may be materially adversely affected. • We have incurred significant losses in the past and anticipate that we will continue to incur losses for the current year and upcoming future years. • Our growth depends, in part, on our continued retail expansion, and we may not be successful in undertaking such expansion. • Failure to accurately forecast consumer demand could lead to excess inventories or inventory shortages, which could result in harm to our business. • We are dependent on suppliers for our products and raw materials, which poses risks to our business operations. • We face intense competition in the personal luxury goods industry. • We are exposed to the risk that personal information of our customers, employees and other parties may be damaged, lost, stolen, divulged or processed for unauthorized purposes. • If one or more of our distribution facilities or those of our distribution partners experience operational difficulties or become inoperable, it could have a material adverse effect on our business, results of operations and financial condition. • Our revenues and operating results are affected by the seasonal nature of our business and cyclical trends in consumer spending. • Our potential inability to find suitable new targets may cause us to not be successful in achieving intended benefits, cost savings and synergies. • If our trademarks and intellectual property or other proprietary rights are not adequately protected to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected. • We are subject to legal and regulatory risk. • Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition. • We are exposed to fluctuations in currency exchange rates. • We operate in many countries around the world and, accordingly, we are exposed to various international business, regulatory, social and political risks. • There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice. • We may be required to obtain prior approval or subject to filings or other requirements from the China Securities Regulatory Commission or other PRC regulatory authorities for the transactions contemplated by the Business Combination Agreement. • Changes in tax laws, regulations and policies in jurisdictions in which we operate may materially and adversely affect our results of operations and financial condition. • Because of the costs and difficulties inherent in managing cross-border business operations, our results of operations may be negatively impacted. • The conflict in Ukraine and sanctions and export controls imposed in response to the conflict, including on Russia and Belarus, may adversely affect our business. • LGHL will rely to a significant extent on dividends and other distributions on equity paid by its principal operating subsidiaries to fund offshore cash and financing requirements. • You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because LGHL is incorporated under the law of the Cayman Islands, LGHL conducts substantially all of its operations, and a majority of its directors and executive officers reside, outside of the United States. • The re-branding to Lanvin Group is being challenged by the minority shareholders of Arpège SAS (the proprietor of the “Lanvin” brand). We cannot predict the outcome of such challenge and may have to discontinue the use of the Lanvin brand by LGHL at the corporate level. • If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of, following the Closing, LGHL’s securities, may decline. • The ability of public shareholders of PCAC to exercise redemption rights with respect to a large number of PCAC’s public shares may impact PCAC’s and LGHL’s ability to optimize its capital structure, and PCAC may not have sufficient funds to consummate the Business Combination. • Subsequent to PCAC’s completion of the Business Combination, LGHL may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price post-Business Combination, which could cause you to lose some or all of your investment. • The grant and future exercise of registration rights may adversely affect the market price of public shares of PCAC and LGHL’s securities upon consummation of the Business Combination. • We may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Business Combination from being completed. • Subsequent to the completion of the Business Combination, LGHL may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the price of LGHL Securities. • Following the consummation of the Business Combination, LGHL’s only significant asset will be its ownership of FFG and its affiliates and such ownership may not be sufficient to pay dividends or make distributions or obtain loans to enable LGHL to pay any dividends on its ordinary shares or satisfy other financial obligations. • LGHL Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if PCAOB is unable to inspect LGHL’s independent auditor for three consecutive years beginning in 2022. • This Presentation contains projections and forecasts that may not be an indication of the actual results of the Business Combination or Lanvin Group’s future results. 59

DISCLAIMER (1/2) Cautionary Notes This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination involving Fosun Fashion Group (Cayman) Limited (together with its subsidiaries, “Lanvin Group”), Lanvin Group Holding Limited (“PubCo”),Primavera Capital Acquisition Corporation (“PCAC”) and certain other parties and the related transactions (collectively, the “Proposed Business Combination”) and for no other purpose. These materials are exclusively for the use of the party or the parties to whom they have been provided by representatives of Lanvin Group and PCAC. By accepting these materials, the recipient acknowledges and agrees that he, she or it (a) will maintain the information and data contained herein in the strictest of confidence and will not, under any circumstances whatsoever, reproduce these materials, in whole or in part, or disclose any of the contents hereof or the information and data contained herein to any other person without the prior written consent of Lanvin Group or PCAC, (b) is not subject to any contractual or other obligation to disclose these materials to any other person or entity, (c) will return or destroy these materials, and any other materials that the recipient may have received in the course of considering an investment in Lanvin Group, PubCo and PCAC upon request and confirm such return or destruction of the materials in writing to Lanvin Group and PCAC (email being sufficient) and, except if required by a governmental authority with competent jurisdiction, (d) will promptly notify Lanvin Group and PCAC and their respective representatives of any unauthorized release, disclosure or use of these materials or the information and data contained herein. Furthermore, all or a portion of the information contained in these materials may constitute material non-public information of Lanvin Group, PubCo, PCAC and their affiliates, and other parties that may be referred to in the context of those discussions. By your receipt of this Presentation, you acknowledge that applicable securities laws restrict a person from purchasing or selling securities of a person with tradeable securities from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Agreements relating to the Proposed Business Combination are subject to change. The consummation of the Proposed Business Combination will also be subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Proposed Business Combination will be consummated with the terms described herein or otherwise. As such, the subject matter of these materials is evolving and is subject to further change by Lanvin Group and PCAC in their joint and absolute discretion. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any securities commission or similar regulatory agency of any other U.S. or non-U.S. jurisdiction has reviewed, evaluated, approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will PCAC, PubCo, Lanvin Group or any of their respective subsidiaries, equity holders, affiliates, directors, officers, employees, representatives, advisers or agents be responsible or liable for a direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of PCAC, Lanvin Group or PubCo has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Lanvin Group or the Proposed Business Combination. Recipients of this Presentation should each make their own evaluation of Lanvin Group and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party. Forward-Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of Lanvin Group and PCAC and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group and PCAC. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination with PCAC; changes to the proposed structure of the business combination with PCAC that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination with PCAC and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination with PCAC or that the approval of the shareholders of PCAC or the Lanvin Group is not obtained; the risk that the business combination with PCAC disrupts current plans and operations of PCAC or the Lanvin Group as a result of the announcement and consummation of the business combination with PCAC; the ability of the Lanvin Group to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination with PCAC; failure to realize the anticipated benefits of the business combination with PCAC; risk relating to the uncertainty of the projected financial information with respect to the Lanvin Group; the amount of redemption requests made by PCAC’s shareholders and the amount of funds available in the PCAC trust account; general economic conditions and other factors affecting the Lanvin Group’s business; Lanvin Group’s ability to implement its business strategy; Lanvin Group’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Lanvin Group’s business, Lanvin Group’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Lanvin Group’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Lanvin Group’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Lanvin Group’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Lanvin Group’s business; and those factors discussed in the “Risk Factors” section of PubCo’s registration statement on Form F-4, PCAC’s Annual Report on Form 10-K and other documents filed by PubCo or PCAC from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PCAC nor Lanvin Group presently know, or that PCAC or Lanvin Group currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PCAC‘s and Lanvin Group’s expectations, plans, or forecasts of future events and views as of the date of this Presentation. PCAC and Lanvin Group anticipate that subsequent events and developments will cause PCAC‘s and Lanvin Group’s assessments to change. However, while PCAC and Lanvin Group may elect to update these forward-looking statements at some point in the future, PCAC and Lanvin Group specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing PCAC‘s and Lanvin Group’s assessments of any date subsequent to the date of this Presentation. Accordingly, reliance should not be placed upon the forward-looking statements. Use of Projections This Presentation contains financial forecasts for Lanvin Group with respect to certain financial results for the Lanvin Group’s fiscal years 2021 through 2025. Neither PCAC nor Lanvin Group’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation. Such projected financial information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results will differ, and may differ materially, from the results contemplated by the projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The risk factor titles presented in this Presentation are certain of the risks related to the business of Lanvin Group, PCAC and the Proposed Business Combination, and such list is not exhaustive. The list in this Presentation is qualified in its entirety by disclosures contained in future documents filed or furnished by the Lanvin Group and PCAC with the SEC with respect to the Proposed Business Combination. There are many risks that could affect the business and results of operations of Lanvin Group, many of which are beyond its control. If any of these risks or uncertainties occurs, Lanvin Group’s business, financial condition and/or operating results could be materially and adversely harmed. Additional risks and uncertainties not currently known or those currently viewed to be immaterial may also materially and adversely affect Lanvin Group’s business, financial condition and/or operating results. 60 tion IV 50

DISCLAIMER (2/2) Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. PCAC and Lanvin Group assume no obligation to update the information in this presentation. Financial Information; Use of Non-IFRS Financial Metrics and Other Key Financial Metrics Certain financial information and data contained in this Presentation is unaudited. Accordingly, such information and data may not be included, may be adjusted or may be presented differently in any proxy statement, prospectus or registration statement or other report or document to be filed or furnished by PCAC or PubCo with the SEC. This Presentation includes certain non-IFRS financial measures (including on a forward-looking basis) such as Adjusted EBITDA and maintenance capital expenditures. These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Reconciliations of non-IFRS measures to their most directly comparable IFRS counterparts are included in the Appendix to this Presentation. Lanvin Group believes that these non- IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Lanvin Group. Lanvin Group’s management uses forward looking non-IFRS measures to evaluate Lanvin Group’s projected financial and operating performance. Lanvin Group believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Lanvin Group’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore Lanvin Group’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Lanvin Group does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in Lanvin Group’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Lanvin Group about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, Lanvin Group presents non-IFRS financial measures in connection with IFRS results. Subject to Change Based on Board Approval This Presentation has not yet been approved by the board of directors of Lanvin Group, and therefore remains subject to revision based on the board’s review and input. Important Information About the Proposed Business Combination and Where to Find It In connection with the Proposed Business Combination, PubCo has filed a Registration Statement with the SEC which includes a preliminary proxy statement / prospectus in relation to the vote by PCAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement. PCAC will mail a definitive proxy statement, when available, to its stockholders. PCAC and PubCo also will file other documents regarding the proposed business combination with the SEC. INVESTORS, SECURITY HOLDERS, POTENTIAL INVESTORS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PCAC, LANVIN GROUP AND THE PROPOSED BUSINESS COMBINATION. Investors and security holders may obtain free copies of the preliminary proxy statement and the definitive proxy statement, and all other documents filed with the SEC by PCAC (in each case, when available) through the website maintained by the SEC at http://www.sec.gov, or by directing a request to Primavera Capital Acquisition Corporation at 41/F Gloucester Tower, 15 Queen’s Road Central, Hong Kong. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY SECURITIES COMMISSION OR SIMILAR REGULATORY AGENCY OF ANY OTHER U.S. OR NON-U.S. JURISDICTION NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation PCAC, PubCo and Lanvin Group and their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination. Information about the directors and executive officers of PCAC is set forth in PCAC’s Annual Report on Form 10-K filed with the SEC on March 31, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PCAC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. Investors, security holders, potential investors and other interested persons should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above. No Offer or Solicitation This Presentation relates to the potential financing of a portion of the Proposed Business Combination through a private placement of common stock of PubCo to be issued in connection with the Proposed Business Combination. This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be offered as a private placement to a limited number of institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act. Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. None of Lanvin Group, PubCo or PCAC is making an offer of the Securities in any state where the offer is not permitted. Trademarks and Trade Names Lanvin Group and PCAC and their respective affiliates own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended in, and does not imply, a relationship with Lanvin Group, PCAC or any of their affiliates, or an endorsement or sponsorship by or of Lanvin Group, PCAC or such affiliates. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the TM or SM symbols, but such references are not intended to indicate, in any way, that Lanvin Group, PCAC, their affiliates or any third parties whose trademarks are referenced herein will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor in these trademarks, service marks and trade names. 61

Exhibit 99.2

Transcript of Analyst Day Webcast

November 3, 2022

Presenters:

Joann Cheng, Chairman & Chief Executive Officer, Lanvin Group

David Chan, Executive President & Co-COO, Lanvin Group

Shang Koo, Chief Financial Officer, Lanvin Group

Max Chen, CEO of Primavera Capital Acquisition Corporation

Moderator:

Harry Florry, FGS Global

Harry Florry

Hi everyone, we’ll start in a minute or so.

Hello to everyone joining us across the world and welcome to the Analyst Day presentation for Lanvin Group. This is Harry Florry from FGS Global and we have been supporting the Company.

Firstly, let me give you a very quick background about Lanvin Group and their upcoming combination with Primavera Capital Acquisition Corporation. On 23 March this year, the Company announced the proposed business combination and since then, has made tremendous progress which you may have seen in their recent H1 results, and are on track to list on the New York Stock Exchange before the end of the year.

Today we have a number of speakers: Joann Cheng, Chairman & Chief Executive Officer of Lanvin Group. Joann is also a Global Partner of Fosun International and has over 20 years of experience in investment, financing, corporate strategy and portfolio management. She started her career at KPMG and prior to joining Fosun, served as CFO of DJI Innovation, finance director of TPG and GE Capital Group, Greater China.

We also have David Chan who is the Executive President & Co-COO of Lanvin Group. David has more than 15 years of professional experience in the investment banking and private equity industry. David is a Global Partner of Fosun International and was one of the founding members of Lanvin Group in 2017. He leads the group’s merger & acquisitions and strategic projects.

Joining from Shanghai is Shang Koo, Chief Financial Officer of Lanvin Group. He has over 10 years of experience working as a CFO and spent most of his career in fast-growing consumer internet businesses, including both listed and private companies. Before this, he was an equity research analyst at Piper Jaffray.

And finally, Max Chen, CEO of Primavera Capital Acquisition Corporation. He is a founding member of Primavera Capital Group and leads the firm’s investment activities in sectors including consumer and TMT. Prior to joining Primavera, Max worked at the Investment Banking Division of Goldman Sachs in both Hong Kong and New York. Max obtained a Bachelor’s degree from Harvard College and also received both his JD and MBA degrees from Harvard Law School and Harvard Business School, respectively.

Now please take a moment to review today’s agenda. We have two Q&A sessions lined up, the first of which will be approximately 45 minutes from now, and you may post your questions in the box on Zoom at any time. Before starting the presentation, let’s watch a video about Lanvin Group.

[VIDEO]

I hope you enjoyed the video. So without further ado, let me welcome Joann Cheng, to speak and give her remarks

Joann Cheng

Thanks, everyone, it’s really great to have this chance to present Lanvin Group as a new rising star in this industry.

First of all, let me introduce Fosun, the largest shareholder a little bit. Fosun is one of the largest private companies, founded in 1992. Its strategy is to build up an ecosystem around healthcare, happiness, and wealth. So basically, you can see that in the past several years, Fosun has invested in overseas markets, to bring those brands to Asia and the China market, foster those industry champions, and help them go public via IPOs. For 2021, the Fosun group revenue is about €22 billion, and the total assets are about €110 billion.

On this page, you can see very good examples of how Fosun built up an ecosystem around healthcare, retail happenings, and also wealth to serve the best products and services to our customers. For example, Yuyuan is a listed company on Shanghai Stock Exchange. It’s a retail business in China. Also pharmaceutical is another listed company under Fosun’s big family listed on Shanghai Stock Exchange and in Hong Kong Stock Exchange.

Another latest example is Fosun Tourism Group around the fast-growing Club Med, Fosun builds resorts not only in home markets in Europe, but also builds up new resorts in Asia and in China. One iconic place built under Fosun Tourism is Atlantis. So basically that company also got listed on Hong Kong Stock Exchange.

For Lanvin Group ourself, we are still young, four years old, with our footprint all over 80 countries. But even though we’re facing a lot of challenges during the COVID situation, in the past two years, we still achieve great momentum on the revenue levels, achieving ~30% CAGR. And still, we have a lot of low-hanging fruit to build up our group and brand portfolios for the future by exploring our retail footprint and digital channels, and also exploring our product categories and portfolios. I believe that we will achieve our great growth trajectory for the future as well.

Now, I will hand over to Max, the Chairman and CEO of Primavera Capital, the SPAC vehicle. Thanks, Max.

Max Chen

Thank you, Joanne. So first, let me briefly introduce our firm. Primavera Capital is a leading global investment management firm with offices in Hong Kong, Beijing, Singapore and Silicon Valley. Today we manage over US$ 17 billion and have over the last 12 years invested in over 100 companies across multiple funds. In our firm’s history, we have built up a remarkable track record of investing in top global consumer brands and helping them accelerate their growth in Asia. Some notable examples include Yum China, Mead Johnson China, and Vitaco Health.

Leveraging this experience and resources, we listed our SPAC vehicle in NYSE in January 2021. And our SPAC focuses on searching for a leading global consumer company with an Asia focus. Today we are very excited to be partnering with Lanvin Group, the first and only global luxury platform based in China. And we are very committed to being a long-term shareholder together with the Fosun Group and the management team at Lanvin, and to continue contributing our value-add for the years to come. Thank you.

David Chan

Great. Thanks, Max. Hi, everybody. In the next 20-30 minutes I’m going to take everybody over and talk about our company. Why we build a company, and where we want to take the company in the next two or three years.

If you look at the numbers on this page, we are very different from a typical SPAC target. I think we are a very fundamental-driven and mature business. And then we have five brands with a combined history of over 90 years, and then we are in across 80 countries like Joann mentioned. And then 1,200 POS, we have ~300 retail stores and ~3,600 employers. So real business, we also have five brands with six manufacturing vertically integrated manufacturing facilities.

In this chart, you can see we had a pro forma 2021 number of €333 million. If you follow us, we achieved and overbeat that number in 2021, we achieved close to €340million in 2021. And if you also follow us on the H1 results, we have very impressive results. Our CFO will talk a little bit about it in the later sections, we achieved over 70% in top-line growth.

Now on brand, particularly from March, we hit triple-digit growth for the first half of 2022. So our growth CAGR for the next five-year kind of trajectory is about 31% CAGR, and then the true growth is driven by expanding distribution products.

Especially on the distribution side, I think the two markets that we will really focus on, one is Asia, and the second one is North America. So if we look at the pie chart on the left, you’ll see North America right now we have 33%, but with a distinction that we do have one brand that is St. John. If you take away St. John which is predominantly a U.S. business. If you take away St. John, our U.S. business remains to be 15%. And then our Greater China business remained at 14% and Mainland China business only at 10% as of 2021. So that gives us a lot of run rate to grow these markets, especially when you look at other comparable companies in the market. Usually the top kind of luxury market, the luxury sector is the U.S., the second one is China, then Europe and so on. So we are not there yet, but that also gives us tremendous opportunities to grow in this market. To us and to the management, there are a lot of low-hanging fruits to really grow our retail footprints and distribution channel.

So, in terms of why we built this business, why we picked this avenue to really operate in. If you look at the chart, this is something that all of you guys covered in the luxury sector, so we’re not going to have to educate you guys. We picked this sector because it’s super resilient. If you look at the past 20 years, luxury has been growing about 6-8% CAGR a year. There is a dip in 2020 because of COVID, but also it is one of the industries that rebounds the fastest out of COVID. So as expected it will become almost close to a $400 billion market cap market business by 2025. And one of the growth strategy drivers is China, but of course, I always like to tell our investors that don’t only focus on China but focus on the emerging market around China, which is Singapore, Korea, Japan, Vietnam, Thailand, Indonesia… all the APAC market now is going to probably become collectively 60-70% of the entire global luxury.

This is a very fundamental change in the history of luxury in the past 10 or 20 years. So if you look at this map, we have a lot of well-known fashion groups in North America, as well as Europe. However, if you look at where we want to focus on for the next 5 or 10 years, where the market, where the consumption is going to drive a shift in the next 5 or 10 years, it is going to be Asia as I mentioned a while ago. So that’s why Lanvin Group is set up exactly to tackle that phenomenon. To become the first and only global luxury group that’s based out of Asia, but operating globally. So we are the first one and the only one to do that.

And then, if you don’t know our five brands, we have a very well-diversified brand mix. The word diversification, you will see that is going to be coming across in many of our brand-building strategies. Our flagship brand is Lanvin, we pick Lanvin in 2018, and then they became our flagship brand.

We try to mimic the strategy of how LVMH or Kering has done, they started with Gucci and LVMH started with LV, and then obviously Lanvin is ours. We picked Lanvin because of its heritage, it is the oldest couture house in the world. And we pick Lanvin also for a couple of other reasons, one, it is very diverse because it’s a multi-gender brand, and it is full category, meaning we’ll be able to not only broaden our demographic, whether it is from an age group perspective or also gender perspective, but also could use different product line to attract and widen our demographic. So this is something that is very, very unique in a brand, not every brand can be multi-gender, and not every brand has the heritage to go into different categories.

Lanvin is most well-known for its heritage, not only because it’s the oldest French couture house in the world, but also it has the most archive value in the world. We share our archive with a lot of the name brands out there. And then we have over 80 years of archive from Jeanne Lanvin. So from that perspective, it also was one of the 60 bosses at the French Haute Couture Federation. So in terms of perception and positioning of the brand, it is at the same level as Hermes, Chanel or Gucci of the world. So this is very unique and become our kind of product line. But what we want to build a brand is starting from the product, we spent a lot of time in this presentation talking about Lanvin because it’s our flagship. It is because when we picked up a brand, it was relatively concentrated from a product and distribution standpoint.

If we look at our product, it was almost 70-80% ready-to-wear. It was a ready-to-wear driven house. And if you look at our 2021 result, you’ll see the brand already starting to diversify away from just ready-to-wear. Now 50% is coming from accessories, another 50% is ready-to-wear. The second is distribution. It was a very wholesale-driven business, I think over 60-70% of business was coming from wholesale. And then at the end of 2021, we only still have 27 stores globally. So in terms of distribution, DTC channel, we were at the very beginning of the growth phase. And then what Fosun and then the management team have done in the past two or three years was really focusing on product. We’re fixing the unit economics of all the distribution channels. So once that unit economics is done, then you can throw in the scale. This is exactly why we’re going to do this IPO route.

Our second brand that when we acquired in May 2018 was Wolford. Wolford, not a lot of people know, it’s probably the largest skinwear company in the world. And it has a very strong heritage in terms of skinwear and bodywear. So it made the first pair of nylon stockings in the world. So if you look at the history of Wolford, it has been traditionally known for its hosiery business. But also the diversification strategy applies to Wolford as well where we saw Wolford, within Wolford has such a strong DNA going into body and athleisure. So if you look at the 2021 result, Wolford is already having about 20 to 23% of business coming from the W line, which is a newly developed line that’s tackling the premium version of leisure and activewear, which is another very adjacent category and kind of adjacent DNA for Wolford to go into.

And then the third brand we will introduce is Sergio Rossi, which is a newly acquired brand in 2021. You can see the strategy when we look we see Lanvin as a flagship brand, which is a very fashion-driven kind of brand. While the rest of the brands really either we are moving away from just apparel, to a fashion business. And then second is more kind of creating a diversified, non-fashion, fashion-agnostic business which is functional which is Wolford. Sergio Rossi is our new acquisition in 2021, which is focused on accessories, the shoe category. And then it expanded and it is focused on high-end professional women’s shoes. But in terms of Sergio Rossi, also, the products and education strategy also apply, even though it’s a newly acquired kind of portfolio. Men’s business is only 2% of Sergio Rossi’s business right now. That’s also a division that we’re trying to expand into. The sneaker, the casualization of Sergio Rossi woman’s shoes is probably only 5% of business right now. So there’s a huge opportunity where we see other shoe brands out there, what they can do in today’s market. There’s a lot of opportunity for us, we only talking about $60-$70 million brand at the current moment.

St. John is a luxury brand, homegrown in Irvine, California. It is probably what the First Ladies go to, so people know about St. John, it’s very focused on timeless, professional women ready-to-wear, and then they are really all of the First Ladies, Joe Biden, Michelle Obama, Hillary Clinton, all wear St. John. All our fans of the house. And then Caruso, mainly in business for Caruso is manufacturing, but also it is a brand that is really focused on men’s high-end tailoring. Caruso is a maker for a lot of the top brand houses in the world, including Lanvin. So there’s a lot of synergy in terms of what the men’s business, men’s tailoring business with Lanvin and what to bring the Lanvin’s menswear back.

And then the next slide is a slide that usually is very unique to us. You can see the strategic alliance ecosystem model. The statement that we made constantly with investors saying in China and Asia, there’s no strategic kind of group that is focused on luxury, which is true in the past 20-30 years. So, for us, we have found very, very unique partners within the luxury circle that have been working with different luxury brands for the last 30-40 years. So, they each individually have accumulated what is so called ‘luxury operation value’ in that whole particular system.

If you think about other than Primavera and Fosun ourselves, we have our own individual network on top of it, for example, ITOCHU. They came in as our round B investor in 2020. And then they are really our Japan go-to partner. So we have a very good operating relationship with ITOCHU. And then all our brands’ development Japan strategy now, ITOCHU is helping on the product line. So they are one of the largest trading houses in Japan, but in terms of fashion, we believe they are the strongest.

And Baozun, they are also a New York-listed company, they’re probably the largest TP player in China. TP means Tmall Partners. So in China, as you might know, e-commerce businesses don’t use your own website, you almost always sell on JD.com or Alibaba, Tmall, which is an e-commerce platform. And Baozun is the largest third-party provider to help you sell on this platform. So Baozun became our investor and also our strategic partner. And then our five brands’ growth strategy for e-commerce in China is going through Baozun, so they are really helping us operationally to manage our brand in e-commerce.

And Stella International is also listed in Hong Kong. They are experts in sneakers. They are famously the maker of the Balenciaga sneakers. But Stella also makes a lot of other luxury brand sneakers. If you listened to what I just mentioned about our brand diversification strategy, product is our core. So for Lanvin, we’re trying to do more accessories, which is including sneakers and then shoes. And we try to casualize women’s wear as well as the men’s business and sneaker business. And then if you look at Stella, they are one of the best luxury sneaker makers in the world.

And K11, very premium mall owners in Hong Kong and Southeast Asia, and then they became our very early investor in 2019, and gave us a lot of guidance and resource and help in terms of retail footprints.

Neo Concept, one of the top five sustainable fabric developers in China in terms of ESG, in terms of development and research for fabric. Neo is very dependable for us to always work with them.

Activation Group is also the top luxury event planner in Asia. If you see some of LV shows or some of these luxury brand shows, all done by Activation. So they also perform for Lanvin and help us to put together a Lanvin show back in 2020, which has made a very, very big blast.

And Meritz Securities is our latest investor. If you follow our news, we made an announcement of a $50 million private placement. They are one of the largest Korean conglomerates, which is a financial institution, who invested in us recently. And Korea as you can imagine, other than Japan, is one of the highest spending countries in terms of luxury spending in the world. So Meritz became our network partner and already started to build a lot of these resources and share resources with us in the Korean market.

This is very unique. All of them are our shareholders. Most of them actually not only committed to the A-round and B-round investment, but also committed to the PIPE as well, alongside Fosun and Primavera. This is very, very rare.

We as management are very happy with the result, the number speaks for itself. And this is exactly why it gave us the confidence to first acquire Sergio Rossi. The 2021 number really gave us confidence. All the pieces that we’ve put together have proven to be true. Not only the China growth is happening in triple digits, but the North American growth is also very, very important to us. We also expect triple-digit growth. So the DTC strategy is working out, the unit economics is working out. That’s why we have the confidence to propose to the board in the early part of 2021 to say, we need to continue to expand our profile.

If you look at our growth trajectory, we are a very patient operator. We finished all the acquisitions by 2018. And then we stopped for about two years. We didn’t make any acquisitions. The role of strategy, the add-on acquisition really happened after two and a half years because we put our time and bandwidth to focus on products, and then on management and infrastructures. So once we have these proven concepts, then the board allows us to really acquire another business. And now we’re going through another wave of the growth phase. So this happened to Wolford, if you see the Greater China growth as well as the North America growth, it’s very impressive.

This is the four pillar that we normally talk to investors about. It is really focusing on product. Product, product, product. So product diversification and expansion is one of the core strategies not only at the brand level, but also at the holding company level. So whether it’s through acquisition or through product expansion at the brand level, it is trying to create a more diversified kind of product line. The reason is very straightforward too, is, historically it’s too focused on one age group and one particular demographic.

Using Lanvin’s example, we are now only 50% ready-to-wear, 50% sneakers and leather goods, then I have probably 20, 25 years old, walking in and buying sneakers. 25 to 30 years old, walking in buying leather goods products, and then we have 30+ years old walk in to buy ready-to-wear, which is the most expensive items, relatively speaking in the store. So that has really helped us to broaden our demographic and then really educate our customers from a much younger age, compared to Lanvin before, which was really focusing on the ready-to-wear, which is only focusing on a niche kind of demographic.

This happened for Wolford as well. Hosiery business or body business is focusing on very limited kind of demographic, but athleisure and activewear allow us to really expand ourselves into a much wider demographic, and then have that customer journey with us from a very young age, in understanding a brand, I think, to very mature, successful age. This is a very successful formula for a lot of these bigger brands out there, because they start educating, especially with the cosmetic and beauty business. So educating them at 16, 17 years old, all the way to like 40, 50. So this is the customer journey we want to create using the product selection strategy.

Once the product is right, then you can see that in a huge economic way. You look at Lanvin, for example, our revenue per square foot basically tripled, compared to pre-COVID times. So revenue probably almost tripled compared to pre-COVID. So in a new economic light, we have a lot more efficiency on a revenue per square foot level. So some of the key stores have, without expansion and like for like, already surpassed not only the pre-COVID time, but also the Lanvin peak when the previous designer was well on board back in 2014, and 2015. This is something that gave the management lot of confidence. And our CFO can really get into a little bit more detail as well.

You can see now we only have 300 stores. And Lanvin, for example, we only have 27 stores. We’re trying to expand into probably 76 stores by 2025. So this is all from a number of perspectives, which is really grown off a very small base, compared to a lot of other brands who are doing 400-450 stores. So this is something that’s very, very different, even at double or triple, I’m still at a fraction of where other brands are in terms of distribution channels, or DTC basis.

On the right, you can see a lot of these Tmall, JD.com, WeChat mini program, Farfetch. This is very new. These are all low-hanging fruits that brands just got into in the last 18 months. So we’re still testing, working with these providers, working with the platform to optimize our CRM strategy, so really trying to grow. So you will see the e-commerce and digital portion of the revenue really becoming a bigger focus for us, especially in Asia, customers are very digital savvy. So we tried to take advantage of our young brand and really establish a new platform. So we see very good results in 2021 and 2022.

Here is the roadmap. 90% of growth will come from organic as we planned. But we do believe we will acquire further brands as we continue to grow. I will say we probably have a long way to go compared to LVMH which has over 70 brands. We started with five and then when the roadmap/ valuation/ synergies/ brand equity is right, I think we have a lot of opportunities out there to acquire and have a proper strategy. In the model we’ve only built in one acquisition, so you won’t see our reliance on the acquisition model.

Management team, you will see Shang, myself and Joann on this call, but you can see we have a very diverse pool of management. Most of them have 15, 20 years of experience in luxury. They are not only coming from different big houses. But also they quit their job to join us, which is a very exciting adventure for the entire team doing so. And then they are all located everywhere. Some of them in Irvine, some of them in Paris, some in Milan, some in Austria. So this is a very diverse group, we work very closely together. And everybody’s very excited about Lanvin Group being listed.

And then we do have the next two pages. We have a different operating model, like the big houses. I think for us it is the dual-engine model. We have the DNA, the engine, which is the very core engine of our brands, which is what we think we want to protect dearly, because without that, I think it’s very difficult to grow in emerging markets.

And then we talk about the second engine is called a growth engine. The growth engine can be in Asia, can be in North America, can be in Europe, or any emerging market that doesn’t have that particular growth sector or attribute. This is something where as long as we protect the DNA of the brand, we’re able to grow. And we try to use it in a very nimble and agile way of growing in these markets. We will give a lot of autonomy to the local resources and the fundamental decision-making process. So this is something we’re very proud of and then putting this here just to give you the size and growth phase of our brands.

The next one is also creativity, because we are in fashion, we are driven by creativity. I think we have a little bit different mindset with some of the brands out there. We do believe the world has become a much faster, much more global and much more digital-savvy world. Twenty years ago, there’s no internet. Right? And now we’re talking about metaverse. So this is a big leap in a very short time, in terms of people understanding the digital world. That means the information flow and people and the way we educated people and establish connections has changed. So what we believe is yes, we still have the creative director really hand holding the DNA, vision and consistency of the brand DNA, the core creative value.

Therefore, we created two virtual creative labs. One is in Milan, and one is in Asia. And then what we want to do is have our creative directors and merchants really collaborate with using these Creative Labs and come up with more capsules, more crossovers. For example, in China it is a very different marketing calendar than in West. Every month, you have a celebratory event, you have the double 11, and you have double 12, two Valentines. So all these, every month is becoming a celebratory event, and then you need more newness into the market. So this allows us, the creative director to work with these kinds of local talent globally, to come up with crossovers, to really create more excitement in terms of the brand. I think this is a very different way to tackle creativity.

But when we focus on creativity, we also want to cherish that luxury is really about know-how. Like I mentioned before, we do have six manufacturing facilities: two in North America, four in Europe. This is a very core part of DNA of the brand, which we cherish very dearly.

And ESG is something that we also focus on a lot. Using Wolford as an example, Wolford is one of the few kinds of textile companies in the world that has the “Cradle to Cradle” certification. I mean every step of the way, it’s a very stringent certification. It’s more sustainable anywhere from production to development, to dyeing to finishing every step is sustainable. So this is a very high honor to get that certification.

And then the last thing I want to tell analysts is I think we’re very unique for investors. I think for all industries, a lot of people would like to invest in the high-growth emerging market. But it’s difficult sometimes, it is because you don’t understand the geopolitical dynamic, you don’t understand the economic environment.

But I think for Lanvin Group, we are still a very global business, but in fact, we actually deliver investors the ability to really grow, and these attributes can grow into these fastest-growing markets. This is a very different distinction that we have and we want to make.

Secondly, we have a very mature business model, this is a business not going away. It has been here for thousands of years. In the end, we’re making handbags and making clothes and sneakers, but we are also like a startup. We are able to deliver investor startup-like growth but with a very mature business model. That’s why we think this is a very exciting part of the journey. Basically, imagine you’re investing in LVMH probably 30 years ago, you would have probably done pretty well.

With that, I would just probably pause there. Harry, please just see if there is any question before we dive into the financial section with Shang, and we have questions in terms of business.

Question-and-Answer Session (1)

Harry Florry

Sure. Thanks very much, David. As I said before, please do submit your questions in the Q&A box in Zoom. We have a 10-minute session now for questions, and then we’ll go into the financials.

The first question is, could you please put a number on the average retail productivity for Lanvin?

Joann Cheng

Shang, would you like to that question?

Shang Koo

When we look at 2021, sales per square meter were about 7,000€ per square meter on an annual basis. Now that has increased to 8,000€ in 2022 H1, and that’s with the impact of the China lockdown impacting on the global figures. It’s a very impressive growth given the lockdown.

And by 2025, we do expect it to grow to about 12,000€ per square meter on an annual basis. So even at 12,000€, I would say that’s a little bit low, given where we should be. So we do have a pretty conservative model right now for growing the business. I think there are still a lot of upsides left in growing sales per square meter going forward in the next couple of years.

David Chan

And then maybe I will just add to it as well. Thanks, Shang. This is really coming from close to probably a $3,000 level pre-COVID. We are close to tripling the sales per square meter efficiency for Lanvin.

Harry Florry

The next question is, what is your view on China macro? And I think particularly the luxury trends in China going forward?

Joann Cheng

Sure, I can take that question. It’s obvious that China still has COVID challenges right now. However, we see some new policies to promote the business and drive growth to improve the macro. So basically, I think COVID is a short-term challenge. In long term, China is still one of the largest countries with the largest population, which still hosts a very important portion of the luxury market. And luxury is a very resilient industry.

From the latest earnings report of the big and important players in this industry, we can see that everybody is still growing not only in U.S. and in Europe. For the post-Covid recovery phase, in China, with the demand from the middle class and also the need for consumer quality, luxury brands are still putting a lot of effort and attention into this market. So all in all, I think China macro is now facing some challenges. But in long term, this is a very important market for the luxury industry. I think that is the strategy we discussed just now about the growth engine, we will have more penetration into this market as one of the largest markets, but the growth market for Lanvin Group is also in U.S. in which the penetration rate is still relatively low compared to other mature brands. So, the growth market that we’re talking about will not only be Mainland China, we’re also talking about U.S. and Asia, like Japan, the traditional luxury market, or Korea, a fast-growing luxury market as well. I think for us, one of the growth strategies is still growing in the new so-called emerging market.

Harry Florry

Thanks, Joann. Okay, next question. Which brands have the most opportunity for acquiring younger customers? And the longer term, what’s the potential for store count at Lanvin versus current? Also Lanvin what are your thoughts on direct-to-consumer versus wholesale?

Joann Cheng

Maybe David can add more comments. I can answer from my angle. So basically, I think that the brand with the most potential, of course, is still Lanvin. This is our flagship brand in the group, especially with young designers joining the team, under the overall guidance of Bruno, the creative director we recruited in 2019. He is 33 years old. Together with the young team, he actually brought a lot of new traffic by injecting a lot of newness to into the current productions. You can see that our productions are becoming more joyful, colorful, and playful. So one of our best seller is there that is Curb shoes, which drive a lot of young traffic into our retail store and also online.

Regarding the second question is about the percentage of wholesale versus retail. I think for luxury brands, we are still pretty much focused on retail. And another channel we really want to be focused on and drive growth in future is the digital channel. Because we believe that moving forward with lifestyle change, people get used to shopping online. Digital actually changed our lifestyle. So as long as people believe that they can shop genuine stuff on a very trustworthy platform, they can more and more get used to really buying from online businesses.

That’s one of the reasons we invest a lot into the infrastructure of our e-commerce. For example, work together with Shopify, one of our strategic players in the U.S., to consolidate our e-commerce platform across the brands to drive efficiency and synergies across the brands, so that our e-commerce platform domestically for U.S. customers, and also the supply and logistic companies, central warehouse in the States, make our consumers in the U.S. feel easy and comfortable to buy and shop online. So that is a very important channel that we want to build for our future.

For the second question about the retail store. I think we still want to penetrate more into our key markets like U.S. and China, because our penetration at this moment for the retail footprint is still relatively low compared to mature brands. So going forward, we will keep opening stores in top-tier cities and in top-tier shopping malls. For Lanvin, our total number of retail stores, we want to grow from 27 currently, to around 60 in the next three years.

David Chan

I will just add on. Joann was highlighting the boutiques. The total number of stores right now we have 27 stores. In the next three years, we were projected to close to about 75 stores. And then I think we have so much more opportunity, I think we can we outperform that. I think that we’re hopeful.

When we look at some of these, we also want to be very conservative, because there’s capital and CAPEX involved. We want to make sure we’re still hitting all the tier-one cities, if you think about China, we only have eight boutiques in China. So this is barely covering all the tier-one cities, not even tier-1.5 cities.

The second is the U.S. We only have six boutiques in the U.S. This is not covering also some of the top U.S. cities. Not to mention Canada, we don’t have anything there. Middle East, we don’t have anything there. And then Japan, we are starting our boutique store just now. With the help of ITOCHU in November. So this is something we are continuing to expand, but really trying to focus on that one or two stores in tier-one cities. So there are a lot of opportunities, but to us, it’s all low-hanging fruits.

In terms of the demographic, just to add to what Joann said, if you happen to have a chance, go to the New York Soho stores in Lanvin. Sit there for 15 minutes, you will see what our demographic is. It’s much younger now. In terms of brand attraction, I think the range is anywhere between 20-28. That’s the demographic that Lanvin’s product is really serving right now. Obviously, there are people walking into buying clothes in mid 30s, but there are a lot of people, especially in New York area, you will see where the demographic is younger.

Harry Florry

Great. Thank you. Moving on to the next question. Many of the larger brands, LV, Gucci, Chanel, etc., have a heritage in leather goods and other categories. What would be the optimum mix of Lanvin, versus RTW and other categories?

Joann Cheng 47:28

I think about the beauty of Lanvin as a house of 173 years old, is that it covered all categories. So, it carries the DNA of Parisian elegance that not only relate to ready-to-wear, but also related to other categories like bags, leathers, shoes and scarf, perfumes, cosmetics. So, this is a brand really for the imaginations. So that’s one reason why we consider Lanvin as the flagship brand of our group. It has great potential for future.

After we entered into the brand, we invested quite a lot into the product category expansion, including shoes and leather products. From our previous results, you can see that one of our best sellers at this moment is our shoes. Our Curb shoes and bumper sneakers. So that almost compose of ~20% of the business. And currently another best seller is our pencil box, which carried the DNA of the mother and daughter logo, full of love and grace. A functional design but also with a Parisian chic. That is really driving another wave of leather products for the brand.

I don’t think we are limited to being a ready-to-wear house. Of course, at the peak of 2014, when Alber was the designer in charge of the creativity team, ready-to-wear is one of the major components of our productions. But now when we are moving towards young designers, who is paving the way for an enjoyable collection, and talking to the young generations. We can see that we actually provide a total look, including leather, shoes, accessories, to our Gen Z customers. That has been quite successful at this moment and we will continue to invest in that category.

David Chan

Just to add on also what Joann mentioned, what we’ll be trying to do is in a “non-rocket science” wa that we try to monetize the archive. Leather goods are a part of the DNA of Lanvin. But it wasn’t the focus of the brand before. Now we’re trying to bring it back. If you have a chance to talk to our archive director, who came from Dior. She will tell you she moved from the number two of most heritage and archive rich brand to number one, right? Now she works for us. And then she will tell you how much of these treasures in that particular archive we can really look at, and really bring the heritage of Lanvin in the goods to today’s customers.

Harry Florry

Okay. In terms of pricing, where do you see Lanvin accessories in the context of the luxury market? Who are your closest competitors?

Joann Cheng

I think we are now benchmarking to Prada or Ferragamo, that type of brands.

Harry Florry

Okay. You talked about the next phase of growth. What areas and categories in particular would you like to target?

Joann Cheng

Areas definitely will be U.S. and Asia, because those brands have their home countries in Europe. So they are relatively mature compared to the market in U.S. and in Asia. David has mentioned in the beginning of the presentation that if we take out St. John as a brand that is dominant in U.S., for the rest four brands, the U.S. market only accounts for 15% of the revenue, and Asia only account for another 15%.

But if you look at McKinsey and other mature brands, U.S. is still the largest consumption country for luxury, usually accounting for 25%, and China is the second largest currently, accounting for 20 to 25%. So, you can see that our gap towards U.S. and China, at an average level, we still have 10% to grow. That has given us a huge room to really drive the growth in that two areas.

Different categories and different brands have different extension plans. For Lanvin, we want to extend it to leather because that is the product talking to Gen Z and attract more traffic. But for Wolford they have very high-quality fabric - like a second skin. The fabric is so unique and easy to explore into sportswear, like yoga wear. So we already launched our The W line, which is our athleisure line for two years. And then we see that The W line has driven another group of traffic to the brand, who love the fabric, the feeling from this product. It is very easy to wear and comfortable as a second skin fabric. By saying that I think different brands have different extensions.

Sergio Rossi is a traditionally a women’s shoe producer. If you visit our stores, we start to produce men’s sneakers, men’s shoes, because we have this know-how for the making of the shoes, not only for women but also for men. So I think our purpose is to meet demands from our customers from more angles, not only one angle. So that’s the point for the product category extension.

David Chan

In terms of areas, we are in the trajectory that we provide it to everybody. We haven’t even take into account some of these non-included areas such as Middle East. We also don’t have any stores in Singapore.

As far as Sergio Rossi, for example, it has no store in the U.S., and a very limited revenue in U.S. So all these big markets, whether it’s China or Japan or the U.S, still have a lot of room for the brands to really grab in terms of market share. And then we are just focusing on these particular markets from a model perspective. But if we are able to find very good opportunities outside of this market, whether it’s Middle East or Canada or so on, we definitely will take it. Just currently, we have been a little bit more conservative in terms of our expansion.

Harry Florry

Thanks, David. We will have another Q&A session at the end. And I know that a few people are struggling to put their questions in the chat box. So please do email through if you want them answered off at the end.

The last question is, do you see an increase in production costs, raw materials, labor costs, etc? How would you deal with it?

Joann Cheng

Yeah, I think that is a common challenge for every brand. Even across a lot of industries, not only to fashion industry, in view of the macro environment, and energy costs, etc. What we are doing is similar to the other brands.

We try to monitor our costs cautiously to improve efficiencies, reduce our cost as much as we can. But for the further cost that we have to absorb, we have to reflect it in our retail price. For the gross profit margin, we want to be still healthy, for the brand’s future. Our pricing strategy is reviewed every production every season at this moment, to reflect our production cost or raw materials cost allocation. But again, this is all based on improvement of internal efficiencies, as much as we can do from our side.

Harry Florry

OK. That closes the first Q&A session, and we’ll be having another one in about 14 minutes. And I’ll hand over to Shang to talk through the financials.

Shang Koo

Thank you Harry. My name is Shang. I’ve been the group CFO for the Lanvin Group since October last year. I spent most of my career in consumer internet, where I actually find a lot of similarities with Lanvin Group as well. So the standard playbook for consumer internet is to get the unit economics right. And then just scale scale scale. So I did that with my last company, where I helped it scale from about a million a month in revenue to 14 million a month in revenue and about 10% EBIT within five years. So I see a very similar path for Lanvin over the next few years as well.

So last year, Lanvin Group did 309 million€ in revenue, on a performance basis, including all 12 months of Sergio Rossi, we did 339 million. We are very geographically diversified, as David mentioned. With North America accounting for 35% of revenue, while Greater China accounts for 14%. So North America in particular, is a very major growth area for us in 2022, especially for the Lanvin brand. So as a result, we are beating our budget targets for 2022, despite the COVID lockdowns in China. At the same time, China is relatively under penetrated. So that will give us a lot of upside potential over the next couple of years for growth.

Lanvin Group in 2021, and the first half of 2022. That was an inflection point for us in terms of our business in that we turned contribution margin positive during this period. So by contribution margin, what I mean is gross margin minus our selling expenses at the store level, but also our marketing and branding expenses at the HQ level. So what is left, below the contribution margin is our G&A expenses. And with a positive margin, positive unit economics, that gives us the confidence to really focus on scaling up our business and growing to profitability.

In the first half of 2022. We saw 11 percentage point move in contribution margin from -8.7% to 2.6%. Now this is a combination of scale and margin expansion. Our business grew 73% YoY to 202 million in the period. At the same time, we grew our gross margins from 52% to 56%, giving us an 86% year over year growth in gross profit. The scale effect also allowed us to reduce, as a percentage of revenue, from 60.5% to 53% of revenue. So I’ll talk a little bit more about the operating leverage in a later slide. Thank you.

Now let’s take a look at our revenue and gross margin on an individual brand basis. In the first half, we saw very good growth across all of our brands, while being able to raise our gross margin significantly. Revenues grew 73% year over year, excluding the impact of Sergio Rossi, revenues grew 49% year over year.

So in particular, Lanvin saw triple digit growth to 64million€. Now this does include a little bit of outsize growth from wholesale business in the first half. We had a special collaboration with Gallery Department, and also a little spacing, that caused wholesales to be about 10 million€ higher than normal, growing to 30.8 million in the first half. That’s about half of our total business for Lanvin in the first half. That also caused that the gross margin to be slightly lower at 47% versus 49% in the first half of 2021. But excluding the impact of the wholesale growth, we actually saw an increase in gross margin for Lanvin in the first half of 2022.

Now for the rest of our brands, we saw very good growth margin improvement. In particular for St. John. We grew our gross margin from 49% to 61% in the first half of 2022. This is mainly due to more discipline. We reduced our discounting, we increased the proportion of full price sales, and we improved our production delivery cycle. So we have the confidence to grow our gross margin further on a very similar playbook across all of our brands. In the medium term, we want to get our gross margin to about 62-65%. And that will get us to breakeven. That’s still far below the industry average for the luxury sector, so we do have a lot of additional room for margins improvement and profitability going forward.

That brings us to our forecasts for the next three years. So as mentioned, we hit our inflection point in terms of contribution margin in the last 12 months. So the next step is to scale our business to profitability. Now, based on our sensitivity analysis, that will happen a little bit over 600 million € for our existing five brands. That means around the second half of 2024 and 2025, we will be EBITDA positive in late 2024, and EBIT positive in 2025. So overall, we expect to triple our scale to 989 million by 2025. And in that includes contribution from a new acquisition, that should happen over the next one or two years.

Now, where all that growth comes. Will be mainly from Lanvin and Wolford. These are our flagship brands, and will also be the biggest contributors to our growth.

So we really see Lanvin and Wolford as like Lululemon and where they were 20 years ago. And as we scale up our business, we’re hitting the same hockey stick growth that we’re seeing for these brands 20 years ago. So, the main drivers of our brands for growth over the next two to three years and going forward will be retail channel expansion and category expansion, which I will go over in more detail in the next two slides.

On an individual brand basis, for Lanvin, 110 million or over half of Lanvin’s growth from 2021 to 2025 will come from retail channel expansion. Of that, like for like from existing stores, as of 2021 will contribute 26 million or about 70% increase from 2021. So that translates into annual sales per square meter of around 12,000 per square meter, up from 7000 in 2021. That’s still relatively low as compared to other luxury players, as I mentioned before, so we still have plenty of room left to grow for margins. The big part of the retail growth will actually come from the new stores, which will expand from 27 stores in 2021 to 76 stores in 2025. And that will bring an additional 84 million in sales by 2025.

Now for Sergio Rossi, we’ll see where we see a very similar growth strategy. About two thirds of the growth for Sergio Rossi will come from retail, of which the largest part is new store openings. Sergio currently is just starting to ramp up China and has very little presence in the U.S. right now. So both of these areas are huge growth potential for Sergio Rossi. We plan to expand our store count from 45 globally to 77 by 2025, that will contribute to another 33 million in additional revenues.

So going now to Wolford, we have Wolford a little bit differently than others in that the major growth area for us for Wolford is athleisure wear. And that’s a model separately when we talk about Wolford. For retail expansion, we’re looking at about 40 million in additional revenues from the existing category mix, excluding the impact from the W Line of athleisure wear, and that’s about 30% in terms of store number expansion to about 235 stores by 2025. The W line of athleisure wear will contribute another 53 million in revenues for about 60 million in total by 2025. I’m actually very excited about W line because after I joined the company, my wife threw away all her Lululemon and is wearing almost exclusively W line for her yoga wear right now. So I definitely know that W line will be a huge growth area for us in the next couple of years. So in terms of TAM, athleisure wear has a much larger TAM than bodywear and ready-to-wear. So we can even get to half of the athleisure TAM by 2025, we would far exceed our targets.

Now let’s take a look at what this means on a consolidated basis. With our growth initiatives, we’re looking at 2025 where the revenue mix is much more regionally diversified and with a larger concentration in DTC. Regionally, Greater China and U.S. market should be about equal in size at about 28% of revenue, with EMEA proportionally smaller at 37% of global revenues versus 48% in 2021. Now, we also have potential upside for additional growth in areas like Japan, South America, Southeast Asia and Middle East. In terms of revenue mix by channel, our DTC channels will increase by 15%, from 60% of revenues to 75% of revenues by 2025. With wholesale decreasing to under 20% of revenues. What that means is significant improvement in our gross margins, not only due to change in the mix of DTC and in wholesale, but also because we have better pricing control and better control over our sales channels as we go more and more to DTC.

Now, finally, let’s look at how all this will impact our profit and margins.

So profitability, it’s a pretty simple formula. It’s going to come from revenue growth and operating leverage. And that formula helped us to improve our adjusted EBITDA by 29 million in 2021 and will get us to profitability with 8.5% adjusted EBITDA margin by 2025.

So first, let’s talk about revenue growth. Revenue grew by about 39% in 2021, and is forecast to triple to 989 million by 2025. So at the same time, our gross margin grew by 2.3 percentage points to 55% in 2021. That’s partly due to change in channel mix, as I mentioned before, but also to better price control, especially for St John. Going forward, our category expansion to accessories including shoes and leather goods will also help us to improve our gross margin as we shift away from seasonal ready-to-wear fashion to products that are more core and carryover products. As mentioned before, our goal is to improve our gross margin to 62-65% level, where the combination of the scale and gross profit will really start to drive profitability.

In terms of the operating leverage, I can break that down into marketing and selling expenses. And so that’s the four contribution margin. And then also break the other part coming from G&A expenses below the contribution margin. So combined, we want to get both to under 60% of revenue in the next few years. So that will give us the profitability vs the 62- 65% gross margin that we are targeting. Marketing and selling is a mix of fixed and variable expenses by nature. So it was 53.6% revenue 2021 And that actually was an improvement of 14.5 percentage points from 2020. Now selling expenses are still pretty high right now, because we were opening so many new stores. So that adds a lot of pressure to our selling expenses as we ramp up. But well, for example, Lanvin store right now in 2021, the selling expenses at the store level was close to 70% of retail revenues. But that should decline to under 40% by 2025, as our older stores become more established. So by 2025, we’re going to get the marketing and selling to under 40% of revenue. So that will be a combination of about 30% in store-level selling expenses, and about 10% in marketing and branding expenses.

Now moving on to G&A, that’s where the operating leverage will really kick in. So it’s high right now. It’s high right now because we have a lot of fixed costs from running the five independent fashion houses. Now fashion shows are expensive. But that’s not going to grow. The cost is not going to grow that much every year when we double our revenue. And at the same time, we will start seeing economies of scale and synergy between the brands as we start sharing back-office expenses. For example, our U.S. digital platform will reduce our e-commerce fixed costs going forward as we share development costs. And incidentally, that will actually also lower our selling and marketing expenses as we can negotiate for lower advertising costs as a group.

So we saw a 12 percentage point improvement in G%A expenses in 2021 to 39.7% of revenue. So in absolute terms, that actually only increased 6% year over year. So that’s mainly due to additional G&A from the acquisition of Sergio Rossi in the second half of 2021. Going forward, you will see a little bit of an increase in G&A in 2022. Because we are putting in additional expenses as part of being a listed company and also we get a full year of additional G&A expenses from Sergio Rossi. But after 2022, the increase will be fairly muted. And that will cause G&A expenses to quickly decline to under 20% or revenue as we scale up. So with that 20% of revenue and 40% coming from marketing and selling, we’re looking at under 60% in total operating expenses, versus 62 -65% gross margins, and that will get us to profitability. So with that, I’m going to turn it back to David for the Transaction Summary.

David Chan

Very quickly on the transaction. Everybody should be pretty familiar with it, as we disclosed a number of times, there’s a little bit of change, we still have about $414 million in Primavera Capital Acquisition Corporation Trust. And then we upsized the PIPE on the original $50 million PIPE with Fosun and all the strategic partners like ITOCHU, Baozu, etc. On top of it, Fosun has recently decided to convert $95 million shareholder loan, so we’re delivering to the investors a relatively clean balance sheet into the PIPE. And then also, we just announced the $50 million PIPE private placement that we just closed about a few weeks ago, and also with the $80 million of FPA holders attached to the Primavera Capital Acquisition Corporation Trust.

Pre-money valuation now is valued at $1 billion, that gives us the total post-money valuation of close to 1.7 billion, assuming there’s no redemption, obviously. Fosun intends to remain a majority shareholder after the transaction. And then there will be a customary lockup for all the management and Fosun. This is really a meaningful step for management and the brands to take the company to the next level of profits. That will sum it up for our presentation, and then maybe we can open up some questions, Harry?

Question-and-Answer Session (2)

Harry Florry

Thanks, David. As with the previous Q&A, please submit your questions through the Q&A box. And we’ll have plenty of time for questions now, at the end.

The first question is how easy is it to find new assets at reasonable valuations? How has that changed in recent years? Also, what’s the relationship between the brands across the Group?

David Chan

I think we are still able to find companies. It’s never easy to find a company with a good valuation. But we really need to find a company that is a little bit more specific to our group, it has not only the synergy and category that we’re looking for, as you’d imagine. Our strategy is really continuing to look for a business to create that diversification strategy for us, either from a product standpoint, or geographic standpoint, or demographic standpoint. So if that fits into that three buckets, we’re really able to really get in there.

But one criteria that we do look at is the heritage and the consistency of the brand. I think if you look at our own brand average, the youngest brand is about 60 years old. They have been many up and downs through history. I think this is something we will look at and then they have to have a proven track record to become a global luxury brand. So this is something that we look for.

But in terms of valuation, I think this is a very big question because depending on the growth rate and the trajectory, are they able to bring the size and scale? We also do look at these brands’ growth capability particularly in the areas that all our brands try to focus on, which is the Asia market as well as the U.S. I think we want to make sure they have a vetted thesis to grow in those markets, which helps to create broader synergies, like Joann mentioned about Shopify. Can that brand really plug into the Shopify platform? Or can they really go in China like how all our brands go? So those would determine I would say, how much of a premium or discount we give to the valuation.

Joann Cheng

Regarding the second question, the relationship between the brands, within the group and share of knowledge and know-how. I think we’re lucky because at this moment, we are relatively small, all of the brands have their vertical segment. Except for Lanvin, it is an all-category fashion brand. You can see that Wolford is mostly skinwear, Caruso is men’s tailoring. Sergio Rossi is shoes. St. John is ready-to-wear for high-luxury ladies.

All the CEOs, they can sit down together and find a lot of synergies. So Sergio Rossi also can produce shoes for Lanvin or for St John. And Caruso also can manufacture tailoring suits for other brands. So I think we are now quite a happy family at this moment, and share a lot of knowledge and experience and find synergies across manufacturing and supply chain and also through the sales channel like the digital platforms or warehouses in the States.

Harry Florry

Thanks, Joann. The next question is about marketing expenses. How would you split marketing expenses between digital and physical?

Joann Cheng

Shang, do you want to answer that question?

Shang Koo1:19:36

Sire. For digital and physical, it’s actually much easier to look at digital marketing, because you can find ROI with digital. In terms of digital marketing, the direction for all the companies is really as long as you can find the right ROI marketing, you can spend as much as you want. And the problem is finding enough digital marketing with the right ROI, with the positive ROI to grow the business. We do set up budgets in terms of what numbers could look like in terms of proportion, but in the end, we do offer the brands and the marketing departments the flexibility to spend as much as they want in the digital space. So what we have seen, for very good digital marketing, especially in China, is the live streaming KOL marketing, where we have a very good ROL most of time on average. It’s about two times ROI in terms of marketing returns for the marketing.

Harry Florry

Thanks Shang. And now moving on to margin expansion. Which parts of the margin expansion do you think will be easiest when you talk about low-hanging fruit? Can you elaborate more on that? The next is where do you see marketing as essential to sales going versus now? And lastly, a PS to this question, saying that he loves the Gallery Department collaboration.

Joann Cheng

Thank you. Yes, I love it too.

David Chan1:21:37

I hope you buy at full price, helps the margin.

Shang Koo1:21:43

I’ll answer that. So for the margin expansion, it’s actually different across different brands. So at brands where margins are closer to 70%, there will be limited gross margin expansion there. But for brands like Lanvin, even for St. John, even after the margin expansion from 50% to 62%. We still do expect to see plenty of room left for gross margin expansion with these brands. But even for Sergio Rossi and for Wolford, we do expect some limited gross margin expansion as well.

Now, in terms of growth, in terms of G&A plans, I’m not going to talk too much about margins expansion there, because it’s a simple matter of growth of scale. As long as you can grow scale, you’re going to see G&A percentage decrease, just simply from operating leverage. But in terms of selling & marketing expenses, we do expect to see a lot of decrease in as a percentage of revenue over time.

As I mentioned before, the selling and marketing, especially for the retail stores across the different brands, are very high, because we are expanding so many new stores. So during that ramp-up period, you are going to see some pressure on the expenses. Lanvin is ramping up from 27 stores to 76 stores over a four-year period. By the time year four or five comes around, the percentage of new stores is going to be pretty limited. But at the same time, you’re going to see the stores have already ramped up and have pretty low selling expenses versus the revenue contribution that we have. So we expect to get the selling expenses at the retail level from 70% that you’re seeing in 2021 to under 40%, hopefully 35% of retail revenue by 2025. So that will get us the most operating leverage in terms of revenue and expense lines.

Harry Florry

Great. Thanks, Shang. Good to see that we have some time left so if anyone wants to submit any more questions.

Next question is, you mentioned brands have autonomy when it comes to digital marketing, how much autonomy do they have when it comes to decisions like pricing, architecture, store expansion, geographical footprint, etc.?

Joann Cheng

I think they have quite a lot of autonomy at the brand level. We respect the CEOs who are fully responsible for the P&L and driving the brand growth. And we empower their decision by having a more converged level discussion. For example, if there’s a big campaign, they usually seek a discussion with the headquarter, we find the synergies together, and we have been their sounding board. But on the daily operational decision, it’s been delegated to the CEO.

Harry Florry

Do we have any final questions? I just received some by email. In terms of acquisitions, would you consider non-fashion luxury categories? For example, watches jewelry, beauty, homewear?

David Chan

I wouldn’t say never. But I think that’s probably not a meaningful part of the focus right now in the pipeline. Like I mentioned, we have a proven thesis on accessories, leather goods and ready-to-wear right now, I think those are three categories we want to focus on for the brands. Within the brand, we are expanding, potentially expanding to these categories, whether it is home, beauty. These are spaces where we have a safer route to tackle and experience with these products. But whether we have a focus for the next acquisition go to a spirit or jewelry, I think that’s something to be determined. But again, if there’s a very good valuation, if there’s a very good growth and then the management, we certainly can look at it. I wouldn’t say never.

Harry Florry

Okay. How do you think these brands would perform if we go into a recession next year? History tells us that luxury can be resilient.

Joann Cheng

The beauty of Lanvin Group is we are relatively small at this moment, and we’re quite nimble and very quick to adapt to the macro environment. And again, there are so many low-hanging fruits for the brands, because all these brands carry very beautiful DNA for long term. We are still not covering enough for retail footprint, we’re still trying to be more innovative in the digital channel, we still want to explore our product category into leather, into men’s, into skinwear. There are so many things we are doing to make the group bigger. I think luxury overall is quite resilient, but for Lanvin Group, we become even more resilient, because there are low-hanging fruits for future growth.

Harry Florry

Thanks, Joann. And a final question, have you seen any change in consumer behavior or spending in the last few weeks?

Joann Cheng

Not really, even for China in the COVID situation. It is post-COVID everywhere, people want to consume quality stuff, that’s a trend already seen for 1-2 years. So that’s contributing to the performance of luxury brands across the industry. We don’t see the behavior changes in different regions. But one thing that not only happened for the last two weeks, but has happened for the last several years, and will continue to happen or change the future, is shopping online. Like I said before, digital channels are very important. Our lives have become more digital. So we want to be more focused and innovative on the digital channels for all our programs.

Harry Florry

Thanks, Joann. I think we’ve hit an hour and a half there and we’ve come to the end of the questions. Joann, would you like to say any final remarks?

Joann Cheng

First of all, thanks everybody, for joining this section. It’s evening Asia time. We welcome any comments or questions. You can reach out to us, and feel free to give us some comments or further questions. Like I said, we really are like in a startup mode, and our team carry a lot of entrepreneurship along the road. That’s one of the reasons why we grow very fast in the past several years, and we still believe that we have a very unique angle in this industry to drive the future growth together with our strategic partners and Primavera, and thanks Max, thanks everyone online. And thanks Finsbury, thank you all.

David Chan

Make sure to buy our products, that’s also important. Thank you everyone.